

taking care of business

SITEL CORPORATION ANNUAL REPORT 2002

We provide customer support services on behalf of some of the world's leading companies. We help keep their customers happy—so they can hold onto those customers and grow their business.

Our clients include major financial service companies, banks, brokerage firms and credit card issuers. On behalf of those companies, we respond to millions of contacts each month from credit card holders around the world. Our skilled customer service professionals (CSPs) can answer just about any question a cardholder may have—about balances, transfers, available credit or interest rates—in multiple languages. And because we use advanced technology in our contact centers, our CSPs have immediate access to the data needed to answer questions and solve issues, while safeguarding the security of customer information.

We handle card activation programs and help credit card companies build incremental business through cross-selling. And we conduct integrated sales activities that enable our clients to win new customers and grow valuable new relationships. All of our solutions are designed to improve customer satisfaction levels and reduce costs for our clients, enabling them to compete even more effectively in the market.


What's the balance on my credit card?

Companies that provide Internet services are under enormous competitive pressure. People are using the Internet in record numbers and looking for the best possible connection. They want fast, knowledgeable and user-friendly technical support. The difference between good and bad support can make or break a service provider—and truly exceptional customer support is a key product differentiator.

That's where SITEL comes in. We're experts in technical support and help desk services. We specialize in developing and running solutions for our clients that deliver measurable improvements in customer satisfaction while reducing the overall cost of service. We set our service standards high. By better serving our clients' customers, we enable our clients to build brand loyalty and grow their position in the marketplace.



How do I connect my cable to the network?


SITEL handles troubleshooting, technical support and service dispatch for cable companies, Internet Service Providers and telecommunications companies. We specialize in effective and efficient problem resolution.

Every day, our CSPs take urgent service and other calls for telephone companies and clients that offer roadside and emergency assistance programs. We connect customers with friends and family, provide directions when they're lost, and do what we can to help get them patched up and back on their feet. Our highly trained CSPs stay cool under pressure and move quickly to provide necessary assistance.

Our clients include domestic and international long-distance providers, local exchange carriers and cellular and PCS providers around the world. In addition to emergency call handling, we offer services ranging from directory assistance to technical support. Whether we operate from our own contact center or manage client facilities, it's our commitment to efficiently and effectively solve customers' problems that is critical—especially in an emergency.


Dad, can I play in the game tomorrow?

When Billy broke his arm playing rugby, SITEL took the emergency call. We made sure it was routed directly to the ambulance service, and they immediately had him rushed to the hospital.

Our clients include regional utilities in communities around the world. We help them manage costs and sustain high levels of customer satisfaction, so they can focus on delivering vital services.

Deregulation has changed the landscape of the energy and utilities industries. Every day, gas and electric companies risk losing their customers to competitors. They need customer support solutions that successfully address individual consumer needs and offer added value, while simultaneously reducing costs.

SITEL manages customer relationships across multiple touchpoints—from connection and service to billing and risk management. We can deliver integrated solutions that address the industry's complex problems. For example, when the power goes out across a community, SITEL can establish an automated network and direct calls to a voicemail system that tells callers what they need to know. We can simultaneously route emergency calls or calls related to other issues to a line operator for service. And, of course, we also handle routine contacts for our utility clients—24 hours a day, 365 days a year.



We handle customer care and technical support on behalf of some of the world's leading technology companies. And we do it through every available channel.



Our clients are leading technology and electronics companies with sophisticated customers—both individual consumers and businesses—who have sophisticated customer support needs. Our CSPs speak their language. We can talk tech to the techies—or to just plain folks. And we can do it through whatever channel they prefer—including telephone, interactive voice response (IVR), fax, traditional mail and all Internet channels.

SITEL handles web-based customer contacts of all kinds—e-mail, voice-based and text-based chat, and self-service support. We enable our clients' customers to get the personalized assistance they need while they're visiting a web site. And we work with our clients to incorporate self-service capabilities into our solutions, so that their customers can get immediate, automated online support.



Do I need to reconfigure my printer?

Revenue by Region


Europe
28%
North
America
62%
Asia
Pacific
4%
Latin
America 6%

With contact centers in 21 countries serving clients' customers in 52 countries, SITEL has one of the most far-reaching global footprints in the industry.

Industry Diversification


Financial Services 20.8%
Other 1.9%
Utility 7.5%
Technology 10.2%
Insurance 11.3%
Consumer 12.5%
Automotive 15.5%
Telco/ISP/Cable 20.3%

Service Mix


Prof. Services & Other 2.0%
Risk Management 7.1%
Outbound Customer
Acquisition 10.0%
Technical
Support 10.2%
Inbound Customer
Acquisition 16.7%
Customer Care 54.0%

In 2002, we strengthened our financial position, restructured and refined our decentralized operating model and grew our business. We are well positioned to continue leveraging our global presence and industry expertise to grow even more in the years ahead.

Financial Highlights

	Years Ended December 31,				
	2002	2001	2000	1999	1998
			(in thousands, except per share data)		
Income Statement Data—as Reported					
Revenues	**$770,211**	$725,048	$764,447	$737,522	$586,318
Operating expenses	**739,457**	708,565	722,151	709,626	567,486
Asset impairment and restructuring expenses	**1,444**	26,185	3,520	9,596	6,607
Operating income (loss)	**29,310**	(9,702)	38,776	18,300	12,225
Income (loss) before extraordinary items and change in accounting method	**8,616**	(22,580)	12,741	(809)	(574)
Cumulative effect of a change in accounting for goodwill	**(18,399)**	—	—	—	—
Net income (loss)	**$ (9,783)**	$ (22,580)	$ 12,741	$ (809)	$ (1,088)
Weighted average common shares outstanding:					
Basic	**74,225**	73,424	71,052	66,550	63,888
Diluted	**74,335**	73,424	75,201	66,550	63,888
Income (loss) before extraordinary items and change in accounting method per common share:					
Basic	**$ 0.12**	$ (0.31)	$ 0.18	$ (0.01)	$ (0.01)
Diluted	**$ 0.12**	$ (0.31)	$ 0.17	$ (0.01)	$ (0.01)
Net income (loss) per common share:					
Basic	**$ (0.13)**	$ (0.31)	$ 0.18	$ (0.01)	$ (0.01)
Diluted	**$ (0.13)**	$ (0.31)	$ 0.17	$ (0.01)	$ (0.01)
Income Statement Data—Excluding Special Charges[a]					
Operating Income	**$ 30,754**	$ 16,483	$ 42,296	$ 27,896	$ 18,832
Net Income	**$ 11,797**	$ 885	$ 14,738	$ 7,491	$ 3,471
Income per common share:					
Basic	**$ 0.16**	$ 0.01	$ 0.21	$ 0.11	$ 0.05
Diluted	**$ 0.16**	$ 0.01	$ 0.20	$ 0.10	$ 0.05

[a] During 2002, we adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, resulting in an impairment charge of $18.4 million reported as a change in accounting method. Other special items in 2002 included asset impairment and restructuring expenses of $1.4 million and a $2.3 million valuation allowance on deferred tax assets. The year ended December 31, 2001 included $26.2 million of charges related to the Company's restructuring announced in June 2001, $1.3 million of losses on disposals of fixed assets, and a $0.8 million charge to write off deferred credit acquisition costs. The Company recognized a $2.2 million tax benefit for these charges. The year ended December 31, 2001 also included a net tax benefit of $6.0 million expected to be realized in future years, resulting from the Company's election to treat certain foreign operations as branches of the U.S. company, and a $3.3 million valuation allowance for U.K. deferred tax assets. Income Statement Data—Excluding Special Charges presents 2002 and 2001 operating results excluding these items, and presents operating results for 2000, 1999, and 1998, excluding the asset impairment and restructuring expenses in those years.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
			(in thousands)		
Balance Sheet Data					
Working capital	**$ 80,618**	$ 72,677	$ 93,583	$ 87,384	$ 41,660
Total assets	**351,977**	355,466	380,222	432,909	405,610
Long-term debt, net of current portion	**107,307**	107,040	108,341	148,330	116,237
Stockholders' equity	**139,162**	140,040	169,582	160,698	161,854


James F. Lynch

To Our Shareholders

I'm pleased to report that 2002 was a year of significant accomplishment and foundation building for SITEL. Over the past year, we have further refined our decentralized business model and improved our financial performance. For the year 2002, we increased revenues by $45 million over 2001, improved earnings per share from $0.01 in 2001 to $0.16, and increased our liquidity to $34 million in cash and $45 million in available credit from a new $50 million credit facility finalized in December. And we accomplished all of this in a very challenging business environment. Now, in 2003, we are better positioned than ever to leverage our strengths, expand our global footprint, promulgate best practices, empower our people, grow our client relationships and enhance our offshore strategy. All of which will help improve earnings.

SITEL has historically been one of the most diversified outsourced customer support service providers. In 1995, we were the first company in our industry to go public, and we had the industry's most varied and prestigious client base. Since then, we have continued to grow and build our geographic presence, and today we have one of the industry's most far-reaching global footprints, supporting the multinational outsourcing needs of over 300 global companies. We manage and operate contact centers in 21 countries and support a global customer base across 52 countries. We have expertise in a broad range of industries, with no single industry providing more than 25% of our revenues. I can also proudly say that we offer more services than ever before—services for every stage of our clients' customer lifecycle. We offer customer acquisition, sales, customer care, technical support and risk management services. In addition, we provide professional services to help companies build and run their own in-house and outsourced contact centers. Our decentralized business model, which now consists of 26 highly focused, independent business units, has made it easier for us to deliver quality services to our clients on a local basis while leveraging our global experience and expertise to procure multinational contracts. We at SITEL refer to this as our *think globally, act locally* approach, further distinguishing us from our competitors.

Financial Strength I'm proud of our 2002 results. Revenues were $770.2 million, up from $725.0 million in 2001. Operating income and net income, excluding special charges and deferred tax adjustments, also improved. Operating income of $30.8 million (or 4.0% of revenues) in 2002 compares to an operating income of $20.1 million (or 2.8% of revenues) in 2001. Net income of $11.8 million (or $0.16 per diluted share) for the year of 2002 compares to a net income of $0.9 million (or $0.01 per share) in 2001.

The Company continues to generate positive cash flow. For the year 2002, earnings before interest, taxes, depreciation and amortization (EBITDA) were $64 million and capital expenditures were $30 million.

Corporate Restructuring I take great pride in the strength, commitment and spirit of our people. SITEL has talented and experienced leaders, and I strongly believe that by empowering them to be more proactive on behalf of clients around the world, our success as a company is assured. Our decentralized business model, unique in our industry, provides that level of empowerment and ownership, and we made several refinements in 2002 to make it even more productive. In 2002, we increased the number of business units from 15 to 26, helping us to focus more clearly on client needs. From our existing leadership, we formed advisory boards focused on key regional and local agendas, such as North American utilization and Pan-European implementation. As an extension of the Executive Committee, we formed a global team to focus on growth and quality of delivery. Our global senior leaders assure that best practices in marketing, sales, account management, human resources and operations are shared across all business units. By strengthening and restructuring our business model, we have better positioned ourselves to achieve our corporate goal of leveraging global experience and expertise, both locally (through our business units) and multinationally (through our global sales and strategic client teams), to grow our business for many years to come.

These structural refinements are significant and essential, and have played a pivotal role in providing SITEL with a solid framework for greater levels of teamwork and communication across the organization. I look at our geographic reach, our diversity of services and our client mix, and am impressed with our ability to learn from each other and work together to grow our corporation. I am extremely pleased to see an increased cooperation and communication across all business units and corporate functions. It is stronger than ever. I sense a growing pride throughout the organization, a feeling that we are all sharing in the Company's accomplishments and a genuine commitment to providing the best service possible for our clients.

We are better positioned than ever to leverage our strengths, expand our global footprint, empower our people and grow our client relationships.

Global Offshore Strategy Large corporations are looking for ways to retain and improve upon high customer service levels while keeping their costs down. The movement towards cost-competitive offshore contact centers continues to gain momentum. SITEL has prepared well to meet this market demand by developing one of the most extensive offshore—and nearshore—offerings in the industry. During 2002, in partnership with Tata International, we expanded our capacity in India to a total of 750 workstations, providing a broad range of contact center services for our clients. In Panama, we were recently awarded a 150-workstation contract, increasing our workstation capacity to 450. In Jamaica, through 214 workstations, we are providing contact center services on behalf of U.S. clients.

Our nearshore contact centers also provide cost-effective alternatives for our clients wanting to be closer to their customers. An excellent example is in Canada, where we are now supporting U.S. clients at four contact centers. We are also serving U.S.-based customers in Monterrey and Mexico City, Mexico. In Europe, we opened a facility in Dessau, located in eastern Germany, to serve several of our German clients.

SITEL now has over 2,300 workstations dedicated to offshore and nearshore operations—approximately 12% of our total number of workstations worldwide—and we expect that number will only grow as demand increases.

Looking Ahead Whereas the past year was essentially one of foundation building, I am convinced that 2003 will be the year of *leveraging* that foundation, using every resource within our means to grow the Company and improve earnings. In 2002, we laid the groundwork, and today, everything is in place to grow and to capitalize on our advantages. For example, we can take best practices learned from serving insurance clients in North America to help serve our clients in Asia. We can capitalize on our expertise in collecting pre- and post-write-off accounts while maintaining customer loyalty to help companies in Germany and the Netherlands improve their cash flow. And we can package our successful loyalty improvement program processes in the financial services and telecom industries for the consumer market. By leveraging our diversification, our unique business model, our best-practice processes, our solid financial foundation and our position in the industry, we are better prepared to serve our clients today than ever before.

When I look at the opportunities in the marketplace, it is extremely gratifying to know that our position and capabilities are a step ahead of the competition. However, staying ahead of the curve means little if we cannot execute effectively and bring value to you, our shareholders. Although I am disappointed in our stock price performance, I can assure you that the Board of Directors and management are hard at work trying to improve real value. We are doing everything we can to show consistent improvement in revenue and earnings. I am confident we can and will perform well on your behalf.

There is no question in my mind that our diversity, business model and teamwork set us apart from our competitors. In 2003, we are going to continue to go that extra mile for our clients—showing them that outsourcing is a more viable alternative than ever, helping them to reengineer their processes and incorporating our company-wide best practices into their business to increase the lifetime value of their customer relationships.

Fortunately, more and more companies are seeing the value in what we do. They are saying, "A company of SITEL's experience and expertise is able to do a better job of managing our customer and prospective customer contacts. Their ability to take ownership of our entire process, re-engineer it and transform it into a more profitable process is what we want. They can reduce our costs and ultimately increase the value of our customers and our business." Right now, SITEL is uniquely positioned to provide an outsourcing vehicle for these companies.

In closing, let me reiterate that SITEL is healthy. We continue to lead the industry globally and act as a unified team. With that in mind, I would like to thank everyone that is part of this team—our clients, partners, employees and you, our shareholders—for your support and dedication. I appreciate your contributions in the past and look forward to continued success in 2003.

Sincerely,

James F. Lynch
Founder, Chairman and Chief Executive Officer

What can you do for my business?

Our Customer Support Services



At SITEL, we build long-term business relationships with our clients, so we can help them build more valuable relationships with their customers. Through customer support, we help them cost-effectively acquire, retain and grow customer relationships.

We do it in a variety of ways—from running targeted sales campaigns for smaller, first-time outsourcers to engineering innovative new contact center solutions for large, multinational corporations. We serve our clients in our own state-of-the-art customer contact centers or by managing their facilities, improving operational effectiveness and efficiency in the process. Whether a client needs a service provider for one component of their customer care solution or a full end-to-end customer care business process outsourcing (BPO) partner, SITEL offers the flexibility and scalability—and the local knowledge and client focus—to meet their business needs and the demands of their customers.

Every day, SITEL finds ways to increase quality and reduce costs for our clients through disciplined contact center management processes and continuous technological and operational improvements, including the use of cost-competitive offshore locations and call avoidance and customer self-service strategies.

SITEL's services are tailored to the specific business practices of a range of vertical industries, including automotive, consumer products, financial services, insurance, technology, telecommunications and utilities. We provide support solutions that are both proactive and reactive to customer demands and are capable of supporting multiple communication channels, including telephony, interactive voice response (IVR), web, e-mail, facsimile and traditional mail.

We recognize that no one solution fits the needs of every business, so we work closely with our clients to customize solutions that meet their own unique business requirements and leverage SITEL's proven experience and expertise in implementing large-scale, integrated customer contact centers.

Every customer relationship is valuable. SITEL offers complete solutions that allow our clients to leverage each customer contact, delivering added value at every stage of the customer lifecycle.

Customer Acquisition and Sales



Our customer acquisition services are customized to meet our client's sales objectives. We identify prospects, generate leads, execute sales and marketing campaigns, and handle fulfillment. SITEL uses multi-channel communications to coordinate with a client's advertising

All of our efforts are focused on helping our clients build strong relationships with their customers, so they can retain existing customers and acquire new ones.



and promotional sales programs. And we help our clients generate additional revenue by designing and running creative cross-selling/up-selling campaigns. By tracking customer value over time against the cost of acquisition, we help our clients increase the long-term value of customer relationships while reducing the total cost of acquisition.

Customer Care

SITEL focuses on enhancing the customer experience to improve customer retention and loyalty. We offer a range of customer care services. For example, we might use web chat sessions for complex installation problems, self-service products for frequently asked questions and highly trained technicians for product support. We also act as the voice of the customer to our clients, providing valuable, real-time feedback on products or campaigns.

Technical Support

Targeted to industries with dynamic product lifecycles, we provide a broad range of technical support services focused on achieving measurable, total customer satisfaction. We employ highly trained and dedicated teams on an integrated, multichannel platform to provide comprehensive technical product support. Our technical support processes are tailored to our clients' needs and include required activities, escalation procedures and system-level reporting. In the process, we gather information and analyze product-related call patterns, so we can provide additional insight into future product development initiatives.

Risk Management

SITEL conducts international risk management programs for large corporations. Taking a consultative approach and employing industry-wide best practices, we customize solutions for our clients and design programs that ensure optimal loss mitigation while emphasizing customer retention.

Professional Services

We offer operational and technology professional services to clients worldwide. These are designed to optimize every aspect of the day-to-day operation of outsourced and internal contact centers. By helping our clients plan and execute the right customer relationship management strategies, we help them align their business with their customers. Our expertise in the successful operation of large-scale contact centers enables us to provide complex information technology services and ongoing management services to clients around the world—leveraging our experience to help them improve their business.



Board of Directors



Left to right: Rohit M. Desai, Kelvin C. Berens, James F. Lynch, Bill L. Fairfield, George J. Kubat, Mathias J. DeVito

Executive Committee



James F. Lynch
Chairman and
Chief Executive Officer



James E. Stevenson Jr.
Executive Vice President and
Chief Financial Officer



Dale W. Saville
Executive Vice President,
Corporate Development



Bill L. Fairfield
Executive Vice President,
Business Development and Director



Dale R. Schuster
Executive Vice President,
Global Sales

2002 Financials

Selected Financial Data

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Income Statement Data—as Reported					
Revenues	$770,211	$725,048	$764,447	$737,522	$586,318
Operating expenses	739,457	708,565	722,151	709,626	567,486
Asset impairment and restructuring expenses	1,444	26,185	3,520	9,596	6,607
Operating income (loss)	29,310	(9,702)	38,776	18,300	12,225
Income (loss) before extraordinary items and change in accounting method	8,616	(22,580)	12,741	(809)	(574)
Cumulative effect of a change in accounting for goodwill	(18,399)	—	—	—	—
Net income (loss)	$ (9,783)	$ (22,580)	$ 12,741	$ (809)	$ (1,088)
Weighted average common shares outstanding:					
Basic	74,225	73,424	71,052	66,550	63,888
Diluted	74,335	73,424	75,201	66,550	63,888
Income (loss) before extraordinary items and change in accounting method per common share:					
Basic	$ 0.12	$ (0.31)	$ 0.18	$ (0.01)	$ (0.01)
Diluted	$ 0.12	$ (0.31)	$ 0.17	$ (0.01)	$ (0.01)
Net income (loss) per common share:					
Basic	$ (0.13)	$ (0.31)	$ 0.18	$ (0.01)	$ (0.01)
Diluted	$ (0.13)	$ (0.31)	$ 0.17	$ (0.01)	$ (0.01)
Income Statement Data—Excluding Special Charges[a]					
Operating Income	$ 30,754	$ 16,483	$ 42,296	$ 27,896	$ 18,832
Net Income	$ 11,797	$ 885	$ 14,738	$ 7,491	$ 3,471
Income per common share:					
Basic	$ 0.16	$ 0.01	$ 0.21	$ 0.11	$ 0.05
Diluted	$ 0.16	$ 0.01	$ 0.20	$ 0.10	$ 0.05

[a] During 2002, we adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, resulting in an impairment charge of $18.4 million reported as a change in accounting method. Other special items in 2002 included asset impairment and restructuring expenses of $1.4 million and a $2.3 million valuation allowance on deferred tax assets. The year ended December 31, 2001 included $26.2 million of charges related to the Company's restructuring announced in June 2001, $1.3 million of losses on disposals of fixed assets, and a $0.8 million charge to write off deferred credit acquisition costs. The Company recognized a $2.2 million tax benefit for these charges. The year ended December 31, 2001 also included a net tax benefit of $6.0 million expected to be realized in future years, resulting from the Company's election to treat certain foreign operations as branches of the U.S. company, and a $3.3 million valuation allowance for U.K. deferred tax assets. Income Statement Data—Excluding Special Charges presents 2002 and 2001 operating results excluding these items, and presents operating results for 2000, 1999, and 1998, excluding the asset impairment and restructuring expenses in those years.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Balance Sheet Data					
Working capital	$ 80,618	$ 72,677	$ 93,583	$ 87,384	$ 41,660
Total assets	351,977	355,466	380,222	432,909	405,610
Long-term debt, net of current portion	107,307	107,040	108,341	148,330	116,237
Stockholders' equity	139,162	140,040	169,582	160,698	161,854

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

References in this report to "we" and "our" are to SITEL Corporation and its subsidiaries, collectively.

We are a leading global provider of outsourced customer support services. We specialize in the design, implementation, and operation of complex, multi-channel contact centers. We support the Customer Relationship Management (CRM) strategies of large corporations in North America, Europe, Asia Pacific, and Latin America. We provide customer acquisition, customer care, technical support and risk management services on an outsourced basis, as well as operational and information technology professional services for both outsourced and in-house contact centers. We serve clients primarily in the automotive, consumer products, financial services, insurance, technology, telecommunications, ISP, and cable, and utilities sectors. In Management's Discussion and Analysis, we provide information about our general business risks, critical accounting policies and estimates, results of operations, financial condition and liquidity, and certain other matters affecting our operating results for the periods covered by this report.

As you read this discussion and analysis, refer to our Consolidated Statements of Income (Loss), which present the results of our operations for 2002, 2001, and 2000, and are summarized on the following pages. We analyze and explain the differences between periods for the components of net income (loss) in the following sections. Our analysis is important in making decisions about your investment in SITEL Corporation.

Results of Operations

2002 Compared to 2001

Revenues

Revenues increased $45.2 million, or 6.2%, in 2002 compared to 2001. The increases in revenues by geographic region are shown in the following table:

	$	%
	(in millions)	
North America	$24.5	5.3%
Europe	15.1	7.6%
Asia Pacific	3.0	12.0%
Latin America	2.6	6.0%

The increase in North America revenues was mostly due to additional customer care and customer acquisition services we provided to a number of our large global clients and to new work performed by our risk management business. These increases were partially offset by a reduction in technical support services. The weakening of the U.S. dollar versus the British pound and Euro accounted for about $10.6 million, or 70%, of the increase in Europe along with the ramp of new customer programs. The increase in Latin America revenues was due mostly to new work we performed for clients in Mexico and to revenues from our Panama site, as we began serving clients from that facility during the fourth quarter of 2001.

As a result of certain revisions in the governance of a joint venture, we reported our investment in certain Latin America affiliates using the equity method of accounting, rather than the consolidation method, effective October 1, 2002. As a result of this change, our Latin America revenues will no longer include the revenues associated with the joint venture. Our 2002 revenues were approximately $10 million lower due to the change in accounting.

Direct Labor and Telecommunications Expenses

Direct labor and telecommunications expenses include the compensation of our customer service professionals and their first line supervisors and telephone usage expenses directly related to the production of revenues.

Direct labor and telecommunications expenses as a percentage of revenues can vary based on the nature of the contract, the nature of the work, and the market in which the services are provided. Accordingly, direct labor and telecommunications expenses as a percentage of revenues can vary, sometimes significantly, from year to year.

Direct labor and telecommunications expenses increased $22.4 million, or 5.5%, in 2002 compared to 2001. As a percentage of revenues, direct labor and telecommunications expenses decreased from 56.7% in 2001 to 56.3% in 2002.

However, as we discuss in the following section, we subcontract certain client services to our India joint venture. We do not incur direct labor and telecommunication expenses for these subcontracted services, as such costs are incurred by the joint venture. Excluding the revenues we have recorded from clients where we have subcontracted the services to our India joint venture, direct labor and telecommunications expenses as a percentage of revenues increased from 56.7% in 2001 compared to 57.5% in 2002, primarily due to lower unit prices from our clients.

Subcontracted and Other Services Expenses

Subcontracted and other services expenses include services provided to clients through subcontractors and other out-of-pocket expenses. Subcontracted and other services expenses increased $18.1 million, or 48.9%, in 2002 compared to 2001. The increase in these expenses was mostly due to subcontracted expenses of $14.3 million paid to our India joint venture as we began serving clients from that facility during the third quarter of 2001.

Operating, Selling and Administrative Expenses

Operating, selling and administrative expenses represent expenses incurred to directly support and manage the business, including costs of management, administration, technology, facilities, depreciation and amortization, maintenance, sales and marketing, and client support services.

Operating, selling and administrative expenses decreased $9.6 million, or 3.7%, in 2002 compared to 2001. Excluding goodwill amortization expense of $3.6 million from the year ended December 31, 2001, operating, selling and administrative expenses decreased $6.0 million, or 2.3%. The decline in these expenses was mostly due to our restructuring plan that began at the end of the third quarter of 2001, partially offset by the ramp up of new customer programs in Europe in the third quarter of 2002. As a percentage of revenues, operating, selling and administrative expenses decreased from 35.4% in 2001, excluding goodwill amortization expense, to 32.6% in 2002.

Asset Impairment and Restructuring Expenses

During 2002, in connection with the restructuring plan announced in 2001, we recorded additional restructuring charges of $1.4 million associated with the write-off of contact center operations and corporate support services identified in 2001.

In 2001, we announced a restructuring plan designed to intensify our focus on core competencies, accelerate revenue growth, and improve profitability. The key components of the restructuring plan include several major organizational changes and the streamlining of contact center operations and corporate support services to improve effectiveness and drive revenue growth.

As part of our restructuring plan, we reduced fixed overhead to improve profitability by substantially completing the following by December 31, 2001:

- eliminating approximately 350 operating, selling, and administrative positions globally, and
- reducing excess capacity by closing nine contact centers plus three administrative offices, and downsizing another five contact centers plus two administrative offices, resulting in the elimination of approximately 2,100 workstations.

In the second quarter of 2001, we recorded $23.8 million of asset impairment and restructuring charges, or $22.1 million net of tax, related to the restructuring plan we announced in June 2001 as described above. In the third quarter of 2001, we recorded $2.4 million of additional charges related to the plan.

Operating Income (Loss)

We had operating income of $29.3 million in 2002, compared to an operating loss of $9.7 million in 2001. Excluding the asset impairment and restructuring expenses in both years and goodwill amortization expense in 2001, operating income increased $10.7 million from $20.1 million in 2001 to $30.8 million in 2002. As a percentage of revenues, operating income was 4.0% in 2002 compared to 2.8% in 2001. This change resulted from all of the factors affecting revenues and expenses discussed earlier in this section.

Interest Expense, Net

Interest expense, net of interest income, was slightly lower in 2002 compared to 2001.

Equity in Earnings (Loss) of Affiliates

Equity in earnings (loss) of affiliates represents our percentage share of the earnings (loss) from our investment in a joint venture in India. As discussed previously, effective October 1, 2002, we revised our joint venture agreement and the results of our operations in certain Latin America affiliates are now being accounted for under the equity method.

As a result, equity in earnings (loss) of affiliates increased by $3.7 million in 2002 as compared to 2001 primarily due to us beginning to serve clients from the India facility in the third quarter of 2001.

Other Expense, Net

Other expense, net of other income, decreased $1.7 million in 2002 compared to 2001 mostly because we recorded $1.3 million of losses on disposals of certain assets recognized in 2001.

Income Tax Expense (Benefit)

We recorded income tax expense of $10.4 million in 2002 compared to an income tax benefit of $2.3 million in 2001.

The 2002 income tax expense reflects a $2.3 million deferred income tax expense we recorded in the fourth quarter to increase the valuation allowance on deferred tax assets that were recorded in prior years related to an Asia Pacific subsidiary.

In 2002, income tax expense as a percentage of income before income taxes, minority interest and change in accounting method, excluding the charge in our deferred tax valuation allowance was 39%. The difference between this rate and the statutory U.S. Federal rate of 35% was primarily due to net operating losses in certain European and Asia Pacific subsidiaries for which no tax benefit was recognized and U.S. state and local income taxes offset by lower international tax rates in certain jurisdictions.

The 2001 benefit reflects:

- a $6.0 million net deferred income tax benefit we recorded in the first quarter that resulted from an election to treat certain of our foreign operations as branches of our U.S. company for U.S. income tax purposes, and
- the $2.2 million tax benefit we recorded on the asset impairment and restructuring charges and the losses on disposals of assets in the second quarter.

These benefits were offset by a $3.3 million deferred income tax expense we recorded in the second quarter to establish a valuation allowance on deferred tax assets that were recorded in prior years related to our United Kingdom subsidiaries.

2001 Compared to 2000

Revenues

Revenues decreased $39.4 million, or 5.2%, in 2001 compared to 2000. The changes in revenues by geographic region are shown in the following table:

	$	%
	(in millions)	
North America	$ (3.0)	(0.6%)
Europe	(40.6)	(17.1%)
Asia Pacific	(8.6)	(25.6%)
Latin America	12.8	43.2%

Revenues decreased in Europe mostly due to the loss of two large clients in the United Kingdom, which took their customer acquisition businesses in-house, and lower revenues in Spain. The strength of the U.S. dollar versus the British pound and Euro accounted for about $9.4 million, or 23%, of this decrease. The decrease in Asia Pacific primarily related to restructuring our operations in Japan and transferring our existing Japanese business to Bellsystem24 in the second quarter of 2000. The decrease in North America was primarily attributable to a reduction in customer acquisition revenues that was due, in part, to the September 11th, 2001 attack on the United States. The increase in Latin America was attributable to new work we performed for clients in Brazil and Mexico.

Direct Labor and Telecommunications Expenses

Direct labor and telecommunications expenses include the compensation of our customer service professionals and their first line supervisors and telephone usage expenses directly related to the production of revenues.

Direct labor and telecommunications expenses as a percentage of revenues can vary based on the nature of the contract, the nature of the work, and the market in which the services are provided. Accordingly, direct labor and telecommunications expenses as a percentage of revenues can vary, sometimes significantly, from year to year.

Direct labor and telecommunications expenses increased $12.3 million, or 3.1%, in 2001 compared to 2000. As a percentage of revenues, direct labor and telecommunications expenses increased from 52.2% in 2000 to 56.7% in 2001. This increase was primarily due to reduced labor efficiency caused by:

- an unanticipated decline in revenues,
- a higher than normal number of client programs ramping up and ramping down during the year, and
- some reductions in pricing.

Subcontracted and Other Services Expenses

Subcontracted and other services expenses include services provided to clients through subcontractors and other out-of-pocket expenses. Subcontracted and other services expenses decreased $14.5 million, or 28.2%, in 2001 compared to 2000. The decline in these expenses was due mostly to a reduction in the use of third party contact centers in the U.S. due to a reduction in customer acquisition services and lower reimbursable expenses in the U.S. and Europe.

Operating, Selling and Administrative Expenses

Operating, Selling and Administrative Expenses represent expenses incurred to directly support and manage the business, including costs of management, administration, technology, facilities, depreciation and amortization, maintenance, sales and marketing, and client support services.

Operating, selling and administrative expenses decreased $11.3 million, or 4.2%, in 2001 compared to 2000. The decline in these expenses was mostly due to our restructuring plan that began at the end of the second quarter of 2001. As a percentage of revenues, operating, selling and administrative expenses were about the same in 2001 as they were in 2000.

Asset Impairment and Restructuring Expenses

In 2001, we announced a restructuring plan designed to intensify our focus on core competencies, accelerate revenue growth, and improve profitability. The key components of the restructuring plan include several major organizational changes and the streamlining of contact center operations and corporate support services to improve effectiveness and drive revenue growth.

As part of our restructuring plan, we reduced fixed overhead to improve profitability by substantially completing the following by December 31, 2001:

- eliminating approximately 350 operating, selling, and administrative positions globally, and
- reducing excess capacity by closing nine contact centers plus three administrative offices, and downsizing another five contact centers plus two administrative offices, resulting in the elimination of approximately 2,100 workstations.

In connection with this restructuring, we recorded $26.2 million of asset impairment and restructuring charges in 2001. We estimate that the ongoing annual savings from the restructuring will exceed $20 million.

We evaluate the recoverability of our long-lived assets, including goodwill, based on estimated undiscounted future operating cash flows. While management currently believes that estimated future operating cash flows will be sufficient to recover such assets, there can be no assurance that such estimates will be achieved. If estimated future operating cash flows are not achieved, we may need to record impairment losses on these assets in future periods.

In 2000, we formed a strategic partnership with Bellsystem24, Inc., Japan's largest comprehensive marketing agency. Under the terms of the partnership, Bellsystem24 provides services and support for our clients in Japan and we provide services and support for Bellsystem24's clients in the United States. In connection with the formation of the partnership, we restructured our operations in Japan and transferred our existing Japanese business to Bellsystem24. In connection with this restructuring, we recorded a $3.5 million asset impairment and restructuring charge, or $2.0 million after tax, in 2000.

Operating Income (Loss)

We had an operating loss of $9.7 million in 2001, compared to operating income of $38.8 million in 2000. Excluding the asset impairment and restructuring expenses discussed earlier, operating income as a percentage of revenues was 2.3% in 2001 compared to 5.5% in 2000. This change resulted from all of the factors affecting revenues and expenses discussed earlier in this section.

Interest Expense, Net
Interest expense, net of interest income, was about the same in 2001 as it was in 2000.

Equity in Earnings (Loss) of Affiliates
We recognized a loss of $0.3 million associated with the operating results of affiliates accounted for under the equity method. This loss was attributed primarily to the establishment of operations in India which did not exist in 2000.

Other Expense, Net
Other expense, net of other income, increased $2.3 million in 2001 compared to 2000 mostly because we recorded $1.3 million of losses on disposals of certain assets, and we wrote off $0.8 million of credit acquisition costs in connection with the amendment of our credit facility in 2001.

Income Tax Expense (Benefit)
We recorded an income tax benefit of $2.3 million in 2001 compared to income tax expense of $12.6 million in 2000. The 2001 benefit reflects:

- a $6.0 million net deferred income tax benefit we recorded as a result of our election to treat certain of our foreign operations as branches of our U.S. company for U.S. income tax purposes, and
- a $2.2 million tax benefit we recorded on asset impairment and restructuring charges and losses on disposals of assets in the second quarter of 2001.

These benefits were offset by a $3.3 million deferred income tax expense we recorded to establish a valuation allowance on deferred tax assets that were recorded in prior years related to our United Kingdom subsidiaries.

In 2001, income tax expense as a percentage of income before income taxes and minority interest, excluding asset impairment and restructuring expenses and the above special items, was 57.7%. The difference between income tax expense and the expense which would result from applying the statutory U.S. Federal rate of 34% was primarily due to non-deductible goodwill, net operating losses in certain subsidiaries for which no tax benefit was recognized, higher international tax rates in certain jurisdictions, and U.S. state and local income taxes.

Financial Condition and Liquidity

In this section, we discuss our financial condition and liquidity and the factors affecting them. We separately discuss cash flows, capital resources, and contractual obligations and commitments. We describe our general business risks, critical accounting policies, and estimates that are important to our financial condition and liquidity earlier in this report. Please refer to that discussion as you read this section.

Cash Flows
The following table sets forth summary cash flow data for the periods indicated. Please refer to this summary as you read our discussion of the sources and uses of cash in each year.

Years Ended December 31,	2002	2001	2000
		(in millions)	
Net cash provided by (used in):			
Operating activities	**$ 38.1**	$ 48.6	$ 65.2
Investing activities	**(28.5)**	(43.8)	(25.9)
Financing activities	**3.3**	(3.9)	(44.6)

2002
In 2002, cash provided by operating activities came from income before asset impairment and restructuring expenses, depreciation and amortization, and other charges of $43.9 million and a $2.9 million decrease in trade accounts payable, which were partially offset by a $7.4 million increase in trade accounts receivable and other assets.

In 2002, we used cash for investing activities mostly to purchase $30.4 million of property and equipment. We received $1.5 million from the sale of property and equipment associated with our joint ventures.

In 2002, we received cash from financing activities mostly from borrowings under our credit facility.

2001
In 2001, cash provided by operating activities came from income before asset impairment and restructuring expenses, depreciation and amortization, and other charges of $45.0 million and a $15.3 million decrease in trade accounts receivable, which were partially offset by a $10.2 million decrease in other liabilities. Although accounts receivable decreased during the period, we anticipate accounts receivable will increase as we continue to grow, which may require additional financing.

In 2001, we used cash for investing activities mostly to purchase $40.4 million of property and equipment, and we invested $2.3 million in a joint venture in India.

In 2001, we used cash for financing activities mostly to repay $3.8 million of capital lease obligations.

2000
In 2000, cash provided by operating activities consisted mostly of income before non-cash expenses of $60.6 million and a decrease in accounts receivable of $11.1 million, partially offset by a $14.8 million decrease in accounts payable and other liabilities.

In 2000, we used cash for investing activities mostly to purchase $33.1 million of property and equipment. This was partially offset by $7.2 million of cash proceeds we received from sales of property and equipment.

In 2000, we used cash for financing activities to repay $82.3 million of debt and capital lease obligations, net of additional borrowings of $35.0 million under our revolving credit facility, resulting in net repayments of $47.3 million.

Capital Resources

We have historically used funds generated from operations, leases of property and equipment, equity capital, senior subordinated notes, and borrowings under credit facilities with banks to finance business acquisitions, capital expenditures, and working capital requirements.

Effective December 27, 2002, we closed a three-year $50 million revolving credit facility. This new facility replaced our previous $50 million long-term senior secured credit facility which was due to expire in April 2003.

The new credit facility is secured by accounts receivable in the United States, Canada and the United Kingdom. We intend to utilize the facility, as needed, for ongoing working capital requirements and general corporate purposes.

At December 31, 2002, we had $44.6 million of available borrowings under the new credit facility, and we were in compliance with all financial covenants of the facility.

We expect to finance our current operations, planned capital expenditures, and internal growth for the foreseeable future using funds generated from operations, existing cash, leases of property and equipment, and the funds available under our credit facility. We estimate that our 2003 capital expenditures will range from $25 to $35 million. Future acquisitions, if any, may require additional debt or equity financing.

Under a stock repurchase program that was authorized by our Board of Directors in February 2001, we may repurchase up to $10 million of our shares from time to time in the open market or in privately negotiated transactions, depending on general business and market conditions. Through the date of this report, we had repurchased a total of 171,800 shares at a total cost of $0.3 million.

Contractual Obligations and Commitments

We have various contractual obligations and commitments that are described in the Notes to Consolidated Financial Statements. We summarize our contractual obligations and commitments at December 31, 2002 in the following table:

Year	Long-Term Debt	Capital Leases	Operating Leases	Purchase* Obligations	Total
			(in thousands)		
2003	$ 5,404	$ 2,578	$19,263	$—	$ 27,245
2004	—	1,838	15,992	—	17,830
2005	—	1,021	12,901	—	13,922
2006	100,000	725	10,487	—	111,212
2007	—	662	8,385	—	9,047
Thereafter	—	4,854	21,811	—	26,665
Total	$105,404	$11,678	$88,839	$—	$205,921

** We generally do not make unconditional, non-cancelable purchase commitments. We enter into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.*

Quarterly Results and Seasonality

We have experienced, and expect to continue to experience, quarterly variations in our results of operations mostly due to:

- the timing of our clients' customer relationship management initiatives and customer acquisition and loyalty campaigns,
- the commencement and terms of new contracts,
- revenue mix,
- the timing of additional operating, selling, and administrative expenses to support new business, and
- the timing of recognition of incentive fees.

We experience periodic fluctuations in our results of operations related to both the start-up costs associated with expansion and the implementation of clients' CRM activities. In addition, our business generally tends to be slower in the third quarter due to summer holidays in Europe.

Effects of Inflation

Inflation has not had a significant effect on our operations. However, there can be no assurance that inflation will not have a material effect on our operations in the future.

Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. We are required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on our consolidated financial statements.

In October 2002, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus on the accounting for revenues in transactions that involve multiple deliverables. The guidance governs how to identify whether goods or services or both, that are to be delivered separately in a bundled sales arrangement, should be accounted for separately. This guidance is effective for fiscal years beginning after December 15, 2003, so we expect to adopt the guidance in our financial statements for the quarter ended March 31, 2004. We have not yet determined the impact of this conclusion on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are not expected to have a material effect on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements.

Reclassifications

We have reclassified certain prior-period amounts for comparative purposes. These reclassifications did not affect consolidated net income for the periods presented.

Forward-Looking Statements

We make statements in this report that are considered forward-looking statements within the meaning of the Securities Exchange Act of 1934. Sometimes these statements will contain words such as "believes," "expects," "intends," "should," "will," "plans," and other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties, and other important factors that could cause our actual performance or achievements to be materially different from those we project. These risks, uncertainties, and factors include, but are not limited to:

- reliance on major clients,
- conditions affecting clients' industries,
- clients' budgets and plans,
- unanticipated labor, contract or technical difficulties,
- delays in ramp up of services under contracts,
- reliance on major subcontractors and strategic partners,
- risks associated with managing a global business,
- fluctuations in operating results,
- reliance on telecommunications and computer technology,
- dependence on labor force,
- industry regulation,
- general and local economic conditions,
- competitive pressures in our industry,
- foreign currency risks,
- the effects of leverage,
- dependency on credit availability,
- restrictions imposed by the terms of indebtedness, and
- dependence on key personnel and control by management.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Please see the other sections of this report and our other periodic reports filed with the Securities and Exchange Commission for more information on these factors.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks associated primarily with changes in foreign currency exchange rates. We have operations in many parts of the world; however, both revenues and expenses of those operations are typically denominated in the currency of the country of operations, providing a natural hedge. From time to time, we enter into certain hedging transactions designed to hedge foreign currency exchange risk related to short-term intercompany loans and specific foreign currency transactions, however the amounts involved have not been material.

We are also exposed to changes in interest rates on our variable rate borrowings. Interest rates on our Senior Subordinated Notes and capital lease obligations are fixed, but rates on borrowings under our bank credit facility are variable. During the year ended December 31, 2002, our average borrowings under our bank credit facility were $2.1 million. Based on our projected cash needs for the foreseeable future, we do not expect that our exposure to changes in interest rates will have a material impact on our interest expense.

Independent Auditors' Report

To the Stockholders and Board of Directors of
SITEL Corporation

We have audited the accompanying consolidated balance sheets of SITEL Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SITEL Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financials statements, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002.

KPMG LLP

Baltimore, Maryland
January 31, 2003

Consolidated Statements of Income (Loss)

Years Ended December 31,	2002	2001	2000
	(in thousands, except share data)		
Revenues	$770,211	$725,048	$764,447
Operating expenses			
Direct labor and telecommunications expenses	433,456	411,066	398,809
Subcontracted and other services expenses	55,027	36,949	51,452
Operating, selling, and administrative expenses	250,974	260,550	271,890
Asset impairment and restructuring expenses	1,444	26,185	3,520
Total operating expenses	740,901	734,750	725,671
Operating income (loss)	29,310	(9,702)	38,776
Other income (expense)			
Interest income	475	924	781
Interest expense	(11,725)	(12,566)	(12,848)
Equity in earnings (loss) of affiliates	3,441	(297)	—
Other expense, net	(636)	(2,309)	(311)
Total other expense, net	(8,445)	(14,248)	(12,378)
Income (loss) before income taxes, minority interest and change in accounting method	20,865	(23,950)	26,398
Income tax expense (benefit)	10,437	(2,317)	12,570
Minority interest	1,812	947	1,087
Income (loss) before change in accounting method	8,616	(22,580)	12,741
Cumulative effect of a change in accounting for goodwill	(18,399)	—	—
Net income (loss)	$ (9,783)	$ (22,580)	$ 12,741
Weighted average common shares outstanding			
Basic	74,225	73,424	71,052
Diluted	74,335	73,424	75,201
Earnings per share			
Basic			
Income (loss) before change in accounting method	$ 0.12	$ (0.31)	$ 0.18
Cumulative effect of a change in accounting for goodwill	(0.25)	—	—
Net income (loss)	$ (0.13)	$ (0.31)	$ 0.18
Diluted			
Income (loss) before change in accounting method	$ 0.12	$ (0.31)	$ 0.17
Cumulative effect of a change in accounting for goodwill	(0.25)	—	—
Net income (loss)	$ (0.13)	$ (0.31)	$ 0.17

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

At December 31,	2002	2001
	(in thousands, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 34,142	$ 22,156
Trade accounts receivable (net of allowance for doubtful accounts of $4,011 and $5,208, respectively)	128,643	129,180
Prepaid expenses	7,173	6,200
Deferred income taxes	5,141	6,358
Other assets	8,557	7,133
Total current assets	183,656	171,027
Property and equipment, net	86,883	91,293
Other assets		
Goodwill, net	49,724	73,216
Deferred income taxes	6,191	9,398
Investment in affiliates	17,461	2,277
Other assets	8,062	8,255
Total assets	$351,977	$355,466
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 5,404	$ —
Current portion of capital lease obligations	1,951	2,366
Trade accounts payable	28,612	25,068
Income taxes payable	1,788	4,087
Deferred income taxes	—	717
Accrued wages, salaries and bonuses	28,283	26,014
Accrued operating expenses	30,129	34,953
Deferred revenue and other	6,871	5,145
Total current liabilities	103,038	98,350
Long-term debt and other liabilities		
Long-term debt, excluding current portion	100,000	100,000
Capital lease obligations, excluding current portion	7,307	7,040
Deferred compensation	1,394	1,755
Deferred income taxes	296	533
Total liabilities	212,035	207,678
Minority interests	780	7,748
Commitments and contingencies (see Note 10)		
Stockholders' equity		
Common stock, voting, $.001 par value 200,000,000 shares authorized, 74,363,431 and 74,357,579 shares issued and outstanding, respectively	74	74
Additional paid-in capital	168,706	168,731
Accumulated other comprehensive loss	(17,262)	(26,148)
Retained earnings (accumulated deficit)	(12,193)	(2,369)
Less treasury stock, at cost, 120,663 and 145,396 common shares, respectively	(163)	(248)
Total stockholders' equity	139,162	140,040
Total liabilities and stockholders' equity	$351,977	$355,466

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2002, 2001, and 2000	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Treasury Stock	Total Stockholders' Equity
			(in thousands, except share data)			
Balance, December 31, 1999	$68	$165,870	$(12,757)	$ 7,517	$ —	$160,698
Issuance of 3,904,401 shares of common stock for options exercised	4	2,742	—	—	—	2,746
Other	—	28	—	—	—	28
Comprehensive income:						
Net income	—	—	—	12,741	—	12,741
Currency translation adjustment	—	—	(6,631)	—	—	(6,631)
Total comprehensive income	—	—	—	—	—	6,110
Balance, December 31, 2000	72	168,640	(19,388)	20,258	—	169,582
Purchase of 171,800 shares of treasury stock	—	—	—	—	(338)	(338)
Issuance of 2,282,350 shares of common stock for options exercised, and 26,404 shares of treasury stock	2	119	—	(47)	90	164
Other	—	(28)	—	—	—	(28)
Comprehensive income:						
Net loss	—	—	—	(22,580)	—	(22,580)
Currency translation adjustment	—	—	(6,760)	—	—	(6,760)
Total comprehensive loss	—	—	—	—	—	(29,340)
Balance, December 31, 2001	74	168,731	(26,148)	(2,369)	(248)	140,040
Issuance of 6,000 shares of common stock for options exercised, and 24,733 shares of treasury stock	—	—	—	(41)	85	44
Other	—	(25)	—	—	—	(25)
Comprehensive income:						
Net loss	—	—	—	(9,783)	—	(9,783)
Currency translation adjustment	—	—	8,886	—	—	8,886
Total comprehensive loss	—	—	—	—	—	(897)
Balance, December 31, 2002	$74	$168,706	$(17,262)	$(12,193)	$(163)	$139,162

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended December 31,	2002	2001	2000
		(in thousands)	
Cash flows from operating activities			
Net income (loss)	$ (9,783)	$(22,580)	$ 12,741
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Asset impairment and restructuring provision	1,444	26,185	3,520
Depreciation and amortization	33,664	39,346	44,132
Loss on disposal of assets	164	1,254	221
Write-off of credit acquisition fees	—	837	—
Impairment of goodwill	18,399	—	—
Provision for deferred income taxes	3,475	(4,164)	7,260
Equity in (earnings) loss of affiliates	(3,441)	297	—
Deferred compensation	(493)	(754)	543
Changes in operating assets and liabilities:			
Trade accounts receivable	(5,339)	15,321	11,144
Other assets	(2,111)	5,345	407
Trade accounts payable	2,889	(2,281)	(8,388)
Other liabilities	(740)	(10,197)	(6,385)
Net cash provided by operating activities	38,128	48,609	65,195
Cash flows from investing activities			
Purchases of property and equipment	(30,427)	(40,444)	(33,129)
Proceeds from sales of property and equipment	2,488	55	7,229
Increase in other assets	(523)	(3,384)	—
Net cash used in investing activities	(28,462)	(43,773)	(25,900)
Cash flows from financing activities			
Repayments of notes payable	—	(302)	(6,876)
Borrowings on debt	38,424	73,372	35,000
Repayments of debt	(33,020)	(73,501)	(71,939)
Payments on capital lease obligations	(700)	(3,788)	(3,522)
Common stock issued, net of expenses	—	121	2,746
Purchases of treasury stock, net of reissuances	85	(248)	—
Capital contribution from (distributions to) minority interest	(1,501)	537	—
Other	18	(64)	(46)
Net cash provided by (used in) financing activities	3,306	(3,873)	(44,637)
Effect of exchange rates on cash	(986)	1,296	2,934
Net increase (decrease) in cash	11,986	2,259	(2,408)
Cash and cash equivalents, beginning of year	22,156	19,897	22,305
Cash and cash equivalents, end of year	$ 34,142	$ 22,156	$ 19,897
Other cash flow information			
Interest paid	$ 10,637	$ 12,518	$ 12,836
Income taxes paid	$ 6,448	$ 4,012	$ 5,757
Non-cash investing and financing activities			
Capital leases incurred	$ 859	$ 689	$ 787

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies and Practices

Description of Our Business

References in the Notes to Consolidated Financial Statements to "we" and "our" are to SITEL Corporation and its subsidiaries, collectively.

We are a leading global provider of outsourced customer support services. We specialize in the design, implementation, and operation of complex, multi-channel contact centers. We support the Customer Relationship Management (CRM) strategies of large corporations in North America, Europe, Asia Pacific, and Latin America. We provide customer acquisition, customer care, technical support and risk management services on an outsourced basis, as well as operational and information technology professional services for both outsourced and internal contact centers. We serve clients primarily in the automotive, consumer products, financial services, insurance, technology, telecommunications, ISP, and cable, and utilities sectors.

Principles of Consolidation

Our consolidated financial statements include the financial statements of SITEL Corporation and its subsidiaries. We use three different accounting methods to report our investments in our subsidiaries or other companies: consolidation, the equity method, and the cost method.

Consolidation

We use the consolidation method when we can exercise control over the operations and policies of a company. When we consolidate, we combine the accounts of our subsidiaries with our accounts, and we eliminate intercompany balances and transactions.

The Equity Method

We use the equity method to report investments where we can exercise significant influence, but cannot exercise control, over the investee's operations and policies, which is generally in situations where we hold a 20% to 50% voting interest. Under the equity method, we report:

- our interest in the entity as an investment in our Consolidated Balance Sheets, and
- our percentage share of the earnings from the entity in our Consolidated Statements of Income.

We use the equity method to report the results of our 50% investment in a joint venture in India. As of December 31, 2002 and 2001, the investment in our India joint venture was approximately $5.8 million and $2.3 million, respectively. Furthermore, for the years ended December 31, 2002, 2001 and 2000, the equity in earnings (loss) in our India joint venture was approximately $3.1 million, $(0.3) million and $0, respectively. As of and for the year ended December 31, 2002, we recognized subcontracted and other services expense of $14.3 million from our India affiliate. Also, as of December 31, 2002, we had accounts payable to our India affiliate of $2.5 million.

As of and for the year ended December 31, 2002, our India joint venture had summarized financial data as follows: current assets of $8.6 million; non-current assets of $5.0 million; current liabilities of $1.1 million; non-current liabilities of $1.0 million; shareholder's equity of $11.5 million; revenues of $14.3 million; and net income of $6.2 million.

Effective as of October 1, 2002, we also use the equity method to account for our approximately 49% investment in our joint venture with certain Latin America affiliates. Our change in the accounting for these Latin America affiliates resulted from certain revisions in the governance of a joint venture implemented effective October 1, 2002. As of December 31, 2002, the investment in certain Latin America affiliates was approximately $11.7 million and the equity in earnings was approximately $0.3 million. Of the $11.7 million investment in certain Latin America affiliates, approximately $7.7 million is equity method goodwill. The equity method goodwill is not amortized. We would recognize a loss when there is other than a temporary decline in value of our equity method investments.

Our consolidated revenues no longer include the revenues and costs associated with the joint venture after October 1, 2002. Rather, the results for the three months ended December 31, 2002 are reflected in equity in earnings (loss) of affiliates. Therefore, our earnings per share are not affected. Our 2002 revenues were approximately $10 million lower due to the change in accounting for the joint venture.

The Cost Method

We use the cost method if we hold less than a 20% voting interest in an investment and cannot exercise significant influence over the investee's operations and policies. Under the cost method, we report our investment at cost in our Consolidated Balance Sheets as "Other Assets". We report our $1 million investment in Context Connect, Inc., a provider of fixed line and wireless directory and connectivity services, using this method.

Translation of Foreign Currencies

Our non-U.S. subsidiaries use as their functional currency the local currency of the countries in which they operate. They translate their assets and liabilities into U.S. dollars at the exchange rates in effect at the balance sheet date. They translate their revenues and expenses at the average exchange rates during the period.

We include translation gains and losses as a component of stockholders' equity, and transaction gains and losses related to short-term intercompany accounts in the determination of net income (loss).

Revenue Recognition

We recognize revenues as we perform services for our clients. In some cases, we are able to invoice and receive payment for our services prior to performing those services. We record such payments as deferred revenue in our Consolidated

Balance Sheets and recognize the revenues when the services are performed. We recognize revenues that are based on defined performance criteria when the criteria are met. We have not recorded any revenue that is at risk due to future performance contingencies.

Cash Equivalents

For purposes of reporting our cash flows, we define cash equivalents as highly liquid investments that mature in three months or less.

Trade Accounts Receivable

Trade accounts receivable included unbilled revenues that we expect to bill, generally within thirty days, and collect in the normal course of business, as follows:

- $26.6 million at December 31, 2002, and
- $18.7 million at December 31, 2001.

We report our trade accounts receivable net of an allowance for doubtful accounts, which represents management's estimates of the amount of our receivables that may not be collectible, net of recoveries of amounts previously written off. These estimates are based on a detailed aging analysis of accounts receivable, historical bad debts, client credit-worthiness, and changes in our client payment terms.

Property and Equipment, net

We record property and equipment at cost, and we calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years.

We record equipment under capital leases at the present value of the minimum lease payments. We amortize leasehold improvements and assets under capital leases on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset.

Deferred Income Taxes

We must report some of our revenues and expenses differently for our financial statements than we do for income tax purposes. The future tax effects of the differences in these items, as well as operating loss and tax credit carryforwards, are reported as deferred tax assets or liabilities in our Consolidated Balance Sheets.

We measure deferred tax assets and liabilities using income tax rates that we expect to apply to taxable income in the years when we expect those differences to be recovered or settled. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that the rate change is effective.

We establish valuation allowances when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. We do not accrue for income taxes for unremitted earnings of international operations that have been, or are intended to be, reinvested indefinitely.

Goodwill, net

Goodwill represents the difference between the purchase price we paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets we acquired.

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets*. This statement:

- replaced the requirement to amortize goodwill and certain other intangible assets with an annual impairment test, and
- required an evaluation of the useful lives of intangible assets and an impairment test for goodwill upon adoption.

We adopted the provisions of SFAS No. 142 as of January 1, 2002. As a result of the adoption of this standard, we stopped amortizing our goodwill effective January 1, 2002, which means that we have not recorded any goodwill amortization expense in our Consolidated Statements of Income (Loss) for the year ended December 31, 2002 and we will not record such amortization in future years.

Our goodwill amortization expense was $3.3 million and $3.6 million for the years ended December 31, 2000 and 2001, respectively. Had we adopted the provisions of SFAS No. 142 on January 1, 2000, our net income (loss) would have been $15,753 and $(19,138) for years ended December 31, 2000 and 2001, respectively.

During 2002, we performed a transitional goodwill impairment review in two phases to determine if goodwill that was stated in our Consolidated Balance Sheets at January 1, 2002 was impaired. During the second quarter of 2002, we completed the first phase of the required impairment review, and determined that the goodwill in certain reporting units was impaired at January 1, 2002. We completed the second phase of the transitional impairment review during the fourth quarter of 2002. As a result of these reviews, we have recorded a goodwill impairment loss of $18.4 million as a cumulative effect in the 2002 financial statements. Effective as of October 1, 2002, we completed a further analysis of our goodwill and determined that no additional impairment charges were required.

Asset Impairment

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. We adopted the provisions of SFAS No. 144 effective January 1, 2002. Under this standard, we monitor events and changes in circumstances that may require us to review the carrying value of our long-lived assets. We assess the recoverability of our long-lived assets based on estimated undiscounted future operating cash flows. Our assessment of the recoverability of our long-lived assets will be impacted if estimated future operating cash flows are not achieved. No impairments were recorded in 2002 as a result of SFAS No. 144.

Income (Loss) Per Common Share

We calculate income (loss) per common share by dividing our reported net income (loss) by the weighted average number of common shares and common equivalent shares outstanding during each period. Our reported net income (loss) is used in the computation of both basic and diluted income (loss) per share.

The difference between the number of shares used to calculate basic and diluted earnings per share represents the number of shares assumed to be issued from the exercise of dilutive stock options under our stock option plans, less shares assumed to be purchased with proceeds from the exercise of the stock options and the related tax benefit, when applicable, credited to additional paid-in capital. At December 31, 2002, 2001, and 2000, we had 8.7, 7.7, and 6.1 million options, respectively, which have been excluded from the diluted net income (loss) per share computation because their exercise price exceeds the fair market value.

Use of Accounting Estimates

Management makes estimates and assumptions when preparing financial statements under generally accepted accounting principles that affect:

- our reported amounts of assets and liabilities at the dates of the financial statements,
- our disclosure of contingent assets and liabilities at the dates of the financial statements, and
- our reported amounts of revenues and expenses during the reporting periods.

These estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. As a result, actual amounts could differ from these estimates.

Stock Option Plan

We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations to account for our fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

In December 2002, the FASB issued SFAS No.148, *Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123.* This Statement amends FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002.

We have elected to continue to apply the intrinsic-value-based method of accounting. The following table illustrates the effect on net income (loss) if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Years Ended December 31,	**2002**	2001	2000
		(in thousands)	
Net income (loss):			
As reported	**$ (9,783)**	$(22,580)	$12,741
Pro forma	**(12,177)**	(24,549)	7,459
Income (loss) per common share:			
As reported:			
Basic	**$ (0.13)**	$ (0.31)	$ 0.18
Diluted	**(0.13)**	(0.31)	0.17
Pro forma:			
Basic	**$ (0.16)**	$ (0.33)	$ 0.10
Diluted	**(0.16)**	(0.33)	0.10

Financial Instruments

We estimate that the fair values of cash and cash equivalents, trade accounts receivable, notes payable, trade accounts payable, long-term debt (other than our Senior Subordinated Notes due 2006), and capital lease obligations approximate their carrying values due to the short maturities or other characteristics of these financial instruments. The fair values of our Senior Subordinated Notes, based on market transactions near these dates, were approximately:

- $92.0 million at December 31, 2002, and
- $77.0 million at December 31, 2001.

During 2000, we entered into forward exchange contracts designed to manage our exposure to fluctuations in the value of currencies of certain foreign countries where we had foreign-currency denominated short-term intercompany loans. We marked the forward contracts to market, and recognized gains or losses in our Consolidated Statements of Income (Loss) as other income (expense). Such amounts were not material.

Effective January 1, 2001, we adopted Statements of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Investments and Hedging Activities,* and No. 138, *Accounting for Certain Derivative Investments and Certain Hedging Activities,* which established accounting standards for derivative instruments and for hedging activities. The adoption of these standards, including the valuation of derivative instruments outstanding on the effective date, and the related cumulative effect of adoption, did not significantly impact our consolidated financial statements. We had no derivative financial instruments at December 31, 2002 or 2001.

Comprehensive Income (Loss)

Comprehensive income (loss) is presented in our Consolidated Statements of Stockholders' Equity. The difference between our reported net income (loss) and comprehensive income (loss) for each period presented is primarily the change in the foreign currency translation adjustment. Accumulated other comprehensive income (loss) included in our Consolidated Balance Sheets at December 31, 2002 and 2001 represents the accumulated foreign currency translation adjustment.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. We are required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity.* The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on our consolidated financial statements.

In October 2002, the EITF reached a consensus on the accounting for revenues in transactions that involve multiple deliverables. The guidance governs how to identify whether goods or services or both, that are to be delivered separately in a bundled sales arrangement, should be accounted for separately. This guidance is effective for fiscal years beginning after December 15, 2003, so we expect to adopt the guidance in our financial statements for the quarter ended March 31, 2004. We have not yet determined the impact of this conclusion on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are not expected to have a material effect on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements.

Reclassifications

We have reclassified certain prior-period amounts for comparative purposes. These reclassifications did not affect consolidated net income for the periods presented.

Note 2. Property and Equipment

Property and equipment consists of the following:

At December 31,	2002	2001
	(in thousands)	
Computer equipment and software	$ 116,315	$ 112,242
Furniture, equipment and other	79,232	69,339
Leasehold improvements	37,339	35,230
Buildings	13,803	11,075
Other	2,851	3,245
	249,540	231,131
Accumulated depreciation	(162,657)	(139,838)
Property and equipment, net	$ 86,883	$ 91,293

Note 3. Goodwill

The following represents a summary of changes in our goodwill for the years ended December 31:

	2002	2001	2000
		(in thousands)	
Beginning of year:	$ 73,216	$78,443	$85,258
Amortization	—	(3,650)	(3,289)
Impairment charge	(18,399)	—	—
Other	(5,093)	(1,567)	(3,526)
End of year	$ 49,724	$73,216	$78,443

Other includes the impact of foreign currency translation and, in 2002, also includes the impact of changing our accounting for our joint venture with certain Latin America affiliates.

Note 4. Long-Term Debt

Long-term debt consists of the following:

At December 31,	2002	2001
	(in thousands)	
9.25% Senior Subordinated Notes, due March 2006	$100,000	$100,000
Borrowings under long-term revolving credit facilities	5,404	—
	105,404	100,000
Current portion of long-term debt	(5,404)	—
Total long-term debt	$100,000	$100,000

9.25% Senior Subordinated Notes

In March 1998, we completed the private placement of $100 million of 9.25% Senior Subordinated Notes due March 2006 (the Notes). The proceeds from the offering were used to repay other debt outstanding at that time.

The Notes, which include interest payable semiannually, are our general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt. The Notes are guaranteed by substantially all of our wholly owned domestic subsidiaries and contain covenants that limit our ability and the ability of these subsidiaries to, among other things:

- incur additional indebtedness,
- pay dividends or make certain other restricted payments,
- consummate certain asset sales,
- enter into certain transactions with affiliates,
- incur liens,
- merge or consolidate with another company, and
- sell or otherwise dispose of all or substantially all of our assets.

The Notes are redeemable, at our option, in whole or in part at any time. If we redeem the Notes during the twelve-month period commencing on March 15 of the year set forth in the following table, the following redemption prices will be in effect, plus in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

Year	Percentage
2003	103.08%
2004	101.54%
2005 and thereafter	100.00%

If we undergo a change of control, as defined, we may be required to repurchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued interest to the date of repurchase.

Long-Term Revolving Credit Facility

Effective December 27, 2002, we closed a three-year $50 million revolving credit facility. This new facility replaced our previous $50 million long-term senior secured credit facility which was due to expire in April 2003.

The new credit facility is secured by accounts receivable in the United States, Canada and the United Kingdom. We intend to utilize the facility, as needed, for ongoing working capital requirements and general corporate purposes.

At December 31, 2002, we had $44.6 million of available borrowings under the new credit facility, and we were in compliance with all financial covenants of the facility. The weighted-average interest rate for this facility was 4.5% at December 31, 2002,

Prior to December 27, 2002, we had a long-term senior secured credit facility, under which we could borrow in U.S. dollars, British pounds sterling, and Euros, which allowed us to consolidate our U.S. and European bank lines into a single multi-borrower, multi-currency facility. The weighted-average interest rate for this facility was 4.6% at December 31, 2001.

As a result of an amendment to our previous facility in June 2001, we wrote off $0.8 million of credit acquisition costs.

Maturities of Long-Term Debt

At December 31, 2002, all of our long-term debt was scheduled to mature in 2006.

Note 5. Income Taxes

Components of Pretax Income (Loss)

For financial reporting purposes, income (loss) before income taxes, minority interest and change in accounting method includes the following components:

Years Ended December 31,	2002	2001	2000
		(in thousands)	
United States	$10,900	$(11,980)	$16,300
Foreign	9,965	(11,970)	10,098
Total	$20,865	$(23,950)	$26,398

Provision for Income Tax Expense (Benefit)

The components of the provision for income tax expense (benefit) were:

Years Ended December 31,	2002	2001	2000
		(in thousands)	
Current:			
Federal	$ —	$ (823)	$ 902
Foreign	6,597	2,775	3,233
State	365	(105)	1,175
Total current	6,962	1,847	5,310
Deferred:			
Federal	1,175	(6,977)	5,111
Foreign	2,205	3,713	2,425
State	95	(900)	(276)
Total deferred	3,475	(4,164)	7,260
Provision for income tax expense (benefit)	$10,437	$(2,317)	$12,570

When applicable, certain of the income tax benefits related to the exercise of stock options reduce taxes currently payable and are credited to additional paid-in capital, as presented in our Consolidated Statements of Stockholders' Equity.

Deferred Tax Assets and Liabilities

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities that are reported in our Consolidated Balance Sheets:

At December 31,	2002	2001
	(in thousands)	
Deferred tax assets		
Accrued compensation and other liabilities	$ 312	$ 119
Goodwill	23,366	26,381
Net operating loss and other credit carryforwards	20,839	14,965
Net operating loss carryforwards related to international operations	11,054	8,829
Depreciation timing differences related to international operations	3,445	4,365
Total deferred tax assets	59,016	54,659
Valuation allowance	(43,428)	(38,903)
Net deferred tax assets	15,588	15,756
Deferred tax liabilities		
Leased assets and depreciation	296	533
Other	4,256	717
Total deferred tax liabilities	4,552	1,250
Net deferred tax assets	$ 11,036	$ 14,506

During 2001, we recorded a net deferred income tax benefit of $6.0 million resulting from an election to treat certain of our foreign subsidiaries as branches of our U.S. company for U.S. income tax purposes. This benefit was comprised of a $22.9 million deferred income tax asset, resulting from current and future tax-deductible goodwill, net of a $16.9 million valuation allowance.

Based upon our current and historical earnings, management believes that it is more likely than not that we will generate sufficient taxable income to fully realize the benefits of our recorded net deferred tax assets.

Net Operating Loss and Alternative Minimum Tax Credit Carryforwards

At December 31, 2002, we had approximately:

- $52.7 million in U.S. Federal net operating loss carryforwards, which expire between 2020 and 2022,
- $40.5 million in foreign net operating loss carryforwards, of which $22.1 million expire between 2003 and 2017 and $18.4 million can be carried forward indefinitely,
- $0.5 million of U.S. Federal general business credit carryforwards, which expire between 2008 and 2012, and
- $1.8 million of U.S. Federal alternative minimum tax credit carryforwards, which can be carried forward indefinitely.

Reconciliation of Reported Income Tax Expense (Benefit) to Expected Income Tax Expense

The following table shows the reconciliation between income tax expense reported in our Consolidated Statements of Income (Loss) and the income tax expense that would have resulted from applying the U.S. Federal income tax rate of 35% to pretax income (loss):

Years Ended December 31,	2002	2001	2000
		(in thousands)	
Expected Federal income tax expense (benefit)	$ 7,303	$ (8,383)	$ 9,239
State taxes, net of Federal effect	299	(663)	593
Tax credits	—	(1,611)	—
Goodwill on foreign operations, net of valuation allowance of $16.9 million	—	(5,970)	—
Amortization of goodwill	—	(5,311)	467
Impact of foreign operations, including goodwill	(1,812)	(1,622)	623
Valuation allowance	4,525	20,482	1,602
Other	122	761	46
Total	$10,437	$ (2,317)	$12,570

Note 6. Lease Obligations

Capital Leases

We are obligated under various capital leases for property and certain equipment that expire at various dates through 2015. Capitalized leased property and equipment, net of accumulated amortization, included in property and equipment was approximately:

- $8.5 million at December 31, 2002 and
- $9.1 million at December 31, 2001.

Operating Leases

We also lease property and certain equipment under noncancelable operating lease arrangements, which expire at various dates through 2015. Certain leases of real property provide options to extend the lease terms. Rent expense was approximately:

- $20.0 million in 2002,
- $19.6 million in 2001, and
- $23.9 million in 2000.

Future Minimum Lease Payments

At December 31, 2002, our future minimum payments under capital and operating leases were as follows:

Year	Capital Leases	Operating Leases
	(in thousands)	
2003	$ 2,578	$19,263
2004	1,838	15,992
2005	1,021	12,901
2006	725	10,487
2007	662	8,385
Thereafter	4,854	21,811
	$11,678	$88,839
Amount representing interest	(2,420)	
Net	$ 9,258	

Note 7. Stock-Based Compensation

Stock Options

The 1999 Stock Incentive Plan (1999 Plan) provides for the granting of various types of incentive awards (including incentive stock options, nonqualified options, stock appreciation rights, restricted shares, and performance shares or units) for the issuance of up to an aggregate of 7,000,000 shares of common stock to our employees, consultants and non-employee directors.

Vesting terms vary with each grant, and option terms may not exceed ten years. Option prices, set by the Compensation Committee of the Board of Directors, may not be less than the fair market value at date of grant for incentive stock options or less than par value for nonqualified stock options. At December 31, 2002, there were approximately 1.5 million shares available for issuance pursuant to future grants under the 1999 Plan.

Prior to the adoption of the 1999 Plan, we granted options under several different plans. As of December 31, 2002, options granted under these plans aggregating 3,351,816 remained outstanding. The last of these options will expire on February 1, 2009. We granted these options at prices ranging from $2.34 to $19.50. We will not grant additional options under these plans. The following table sets forth shares subject to options:

Year	Number of Options	Weighted-Average Exercise Price per Share
Balance January 1, 2000	13,845,952	$2.40
Granted	2,170,670	6.08
Exercised	(3,904,401)	0.69
Canceled	(1,815,421)	3.69
Balance December 31, 2000	10,296,800	3.64
Granted	2,007,055	2.51
Exercised	(2,276,618)	0.05
Canceled	(2,376,352)	4.44
Balance, December 31, 2001	7,650,885	4.17
Granted	2,628,932	2.76
Exercised	(6,000)	2.66
Canceled	(1,468,536)	3.57
Balance, December 31, 2002	**8,805,281**	**$3.83**

Also under the 1999 Plan, we have issued approximately 42,000 phantom stock units in connection with the 2001 Nonemployee Director Compensation Plan. The units are to be settled in stock when the individuals cease to be directors.

The options exercisable at the end of each period were:

Year	Number of Options	Weighted-Average Exercise Price per Share
December 31, 2000	3,712,703	$1.93
December 31, 2001	1,876,480	$4.92
December 31, 2002	**2,611,204**	**$4.77**

The following table summarizes stock options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price
$ 1.75	222,102	8.5	$ 1.75
$ 1.76 to $ 2.64	492,176	8.1	$ 2.43
$ 2.65 to $ 3.98	5,662,237	7.3	$ 3.05
$ 3.99 to $ 5.99	1,436,734	6.4	$ 4.71
$ 6.00 to $ 9.00	702,140	6.8	$ 6.68
$ 9.01 to $13.52	209,782	5.1	$ 9.81
$13.53 to $19.50	80,110	4.1	$16.89

The following table summarizes stock options exercisable at December 31, 2002:

Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 1.75	44,420	$ 1.75
$ 1.76 to $ 2.64	89,088	$ 2.44
$ 2.65 to $ 3.98	1,102,295	$ 3.26
$ 3.99 to $ 5.99	845,229	$ 4.62
$ 6.00 to $ 9.00	310,172	$ 6.69
$ 9.01 to $13.52	160,000	$ 9.75
$13.53 to $19.50	60,000	$17.35

The per share weighted-average fair value of stock options granted was determined on the date of grant using the Black-Scholes option-pricing model with an expected dividend yield of 0.0%, and the following weighted-average assumptions:

Year	Volatility Factor	Risk-Free Interest Rate	Expected Life (Years)
2002	69.2%	2.0%	5.0
2001	77.5%	3.7%	8.9
2000	100.7%	6.5%	6.5

The per share weighted-average fair value of stock options granted was:

- $1.61 in 2002,
- $1.83 in 2001, and
- $5.07 in 2000.

Employee Stock Purchase Plan (ESPP)

During 1998, we implemented an ESPP which enables eligible employees to purchase our stock at 85% of the current market value on a quarterly basis. We have not recognized any compensation expense in connection with this plan. Total purchases and shares purchased under the ESPP were:

- $165,131 and 77,052 shares for 2002,
- $188,535 and 92,777 shares for 2001, and
- $193,384 and 35,401 shares for 2000.

Note 8. Benefit Plans

We sponsor a 401(k) plan, which covers substantially all domestic employees who are 18 years of age with 6 months or more of service. Participants may elect to contribute 1% to 17% of compensation. We may elect to make a year-end contribution to the 401(k) plan. We did not contribute to the plan in 2002, 2001, or 2000.

We also make contributions to certain executive and other employee personal retirement programs, primarily in Europe. We contributed the following amounts to those plans:

- $1.0 million in 2002,
- $1.2 million in 2001, and
- $1.1 million in 2000.

We also sponsor a deferred compensation plan for certain executive employees who elect to contribute to the plan. We may voluntarily match all or a portion of the participants' contributions. Participants are 100% vested in their contributions and our contributions vest over a 15-year period. We did not contribute to the plan in 2002, 2001, or 2000.

Note 9. Segment Data

Business Segments

Our operations are conducted in one reportable segment that includes operating segments which all provide customer relationship management services via electronic media including telephone, fax, and the Internet, and, to a lesser extent, traditional mail.

Our services are provided through a number of operating subsidiaries in a variety of locations around the world. However, the nature of services, the nature of the processes involved in providing those services, the types of clients, and the expected long-term operating income from these subsidiaries are similar.

Revenues are primarily attributed to countries based upon the location where the services are performed. Following are summaries of our revenues and long-lived assets by geographic area:

Years Ended December 31,	2002	2001	2000
		(in thousands)	
Revenue:			
United States	$424,746	$426,979	$441,035
United Kingdom	74,728	64,315	91,222
Spain	43,298	37,247	53,943
Other foreign countries	227,439	196,507	178,247
Total revenues	$770,211	$725,048	$764,447

At December 31,	2002	2001
	(in thousands)	
Long-lived assets:		
United States	$ 54,634	$ 60,002
United Kingdom	19,926	24,900
Spain	13,501	23,409
Other foreign countries	62,799	66,730
Total long-lived assets	$150,860	$175,041

Major Clients

The combined total revenue of multiple independently managed business units of General Motors Corporation with operations primarily in the United States totaled:

- 23.5% of our revenues for the year ended December 31, 2002,
- 25.4% of our revenues for the year ended December 31, 2001, and
- 20.2% of our revenues for the year ended December 31, 2000.

Note 10. Contingencies

From time to time, we are involved in litigation incidental to our business. We cannot predict the ultimate outcome of such litigation with certainty, but management believes, after consultation with counsel, that the resolution of such matters will not have a material adverse effect on our consolidated financial position or results of operations.

One of our clients has received letters from time to time containing an offer to license and suggesting that the client might be infringing certain patents related to computerized telephonic voice response systems without the license. The client has indicated that if any infringement occurred the client would seek contractual indemnity from us. In such an event, we would expect to seek contractual indemnity from certain of our vendors. Any such contractual indemnity we might obtain likely would not be sufficient to cover all of the costs of investigating and resolving such matter. We might also seek a license under the patents. Any such license may not be available under commercially reasonable terms. Any license costs would increase the cost of doing business in the future and may or may not be fully reflected in our pricing. To our knowledge, no litigation has been initiated against our client or us concerning this matter. At this stage, due to the inherent uncertainties, we are unable to predict whether this matter may have a material adverse effect on our business or on our financial condition or results of operation.

Note 11. Asset Impairment and Restructuring Expenses

2002

During 2002, in connection with the restructuring plan announced in 2001, we recorded additional restructuring expense in the amount of $1.4 million associated with the write-off of contact center operations and corporate support services identified in 2001.

2001

In 2001, we announced a restructuring plan designed to intensify our focus on core competencies, accelerate revenue growth, and improve profitability. The key components of the restructuring plan include several major organizational changes and the streamlining of contact center operations and corporate support services to improve effectiveness and drive revenue growth.

As part of our restructuring plan, we reduced fixed overhead to improve profitability by substantially completing the following by December 31, 2001:

- eliminating approximately 350 operating, selling, and administrative positions globally, and
- reducing excess capacity by closing nine contact centers plus three administrative offices, and downsizing another five contact centers plus two administrative offices, resulting in the elimination of approximately 2,100 workstations.

In connection with the restructuring, we recorded:

- $23.8 million of asset impairment and restructuring charges in the second quarter of 2001, or $22.1 million after tax,
- $2.4 million of additional charges related to the plan in the third quarter of 2001, and
- $1.4 million of additional charges related to the plan in the third quarter of 2002, or $0.9 million after tax.

Approximately $18.3 million of these charges are liabilities that we have paid or will pay in cash. At December 31, 2002, we had paid approximately $11.3 million of the liabilities of which $4.5 million was paid during 2002. We have classified the remaining $7.0 million of unpaid liabilities as accrued operating expenses in our December 31, 2002 Consolidated Balance Sheet. The 2001 charges also included $9.3 million of asset write-downs that we recorded as a reduction of fixed assets.

We summarize the components of the restructuring charges that we recorded as asset impairment and restructuring expenses in 2001 and 2002 in the following tables:

	Second Quarter 2001	Third Quarter 2001	Third Quarter 2002	Adjustments	Total Expense
			(in millions)		
Severance	$ 5.3	$0.1	$0.1	$(0.4)	$ 5.1
Facility closure or reduction	9.1	1.3	1.3	0.6	12.3
Other	0.7	0.1	—	0.1	0.9
Subtotal	15.1	1.5	1.4	0.3	18.3
Asset write-downs	8.7	0.9	—	(0.3)	9.3
Total	$23.8	$2.4	$1.4	$ —	$27.6

We summarize the components of the accrued operating expenses in our Consolidated Balance Sheets in the following table:

	Accrual Balance Dec. 31, 2001	Expensed in 2002	Paid in 2002	Adjustments	Accrual Balance Dec. 31, 2002
			(in millions)		
Severance	$ 0.9	$0.1	$(0.9)	$ 0.2	$0.3
Facility closure or reduction	8.5	1.3	(3.4)	—	6.4
Other	0.7	—	(0.2)	(0.2)	0.3
Total	$10.1	$1.4	$(4.5)	$ —	$7.0

2000

In 2000, we formed a strategic partnership with Bellsystem24, Inc., Japan's largest comprehensive marketing agency. Under the terms of the partnership, Bellsystem24 will provide services and support for our clients in Japan and we will provide services and support for Bellsystem24's clients in the United States. In connection with the formation of the partnership, we restructured our operations in Japan and transferred our existing Japanese business to Bellsystem24. In connection with this restructuring, we recorded $3.5 million of asset impairment and restructuring expenses which included a $3.3 million loss on the sale of the assets and the transfer of the business, and $0.2 million of severance for 12 employees.

Note 12. Shareholder Rights Plan

We have a Shareholder Rights Plan that provides for the issuance of preferred share purchase rights that expire in August 2008. The rights generally will be exercisable and transferable apart from the common stock in the following cases:

- only after the tenth day following public disclosure that a person or group of affiliated or associated persons has acquired 20% or more of the outstanding shares of common stock (thereby becoming an "Acquiring Person"), and
- on such date as the Board of Directors determines after the commencement or announcement of a tender or exchange offer by a person or group for 20% or more of the outstanding shares of common stock.

If any person or group of affiliated or associated persons acquires 20% or more of the outstanding shares of common stock and our redemption right has expired, each holder of a right (except those held by the Acquiring Person) will have the right to purchase shares of our common stock (or in certain circumstances, our shares of preferred stock or similar securities) having a value equal to two times the exercise price of the right.

Alternatively, if, in a transaction not approved by the Board of Directors, we are acquired in a merger or other business combination or 50% or more of our assets or earnings power are sold, and our redemption right has expired, each holder of a right will have the right to purchase that number of shares of common stock of the acquiring company having the market value of two times the exercise price of the right.

The rights may not be exercisable while they are redeemable. We can redeem the rights, which have a $30 exercise price, at a price of $.001 per right at any time up to and including the tenth day after the time that a person or group has become an Acquiring Person.

Note 13. Supplemental Guarantor Financial Information

Our 9.25% Senior Subordinated Notes are guaranteed, on a full, unconditional and joint and several basis, by substantially all of our wholly owned domestic subsidiaries. Separate financial statements for each of the guarantor subsidiaries are not presented because they would not be material to investors. However, on the following pages we have presented the following unaudited statements of (a) SITEL Corporation, the parent, (b) the guarantor subsidiaries, (c) the nonguarantor subsidiaries, and (d) SITEL Corporation on a consolidated basis:

- Condensed Consolidating Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2002, 2001, and 2000,
- Condensed Consolidating Balance Sheets at December 31, 2002 and 2001, and
- Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000.

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Income (Loss) and Comprehensive Income (Loss)

Year Ended December 31, 2002	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Revenues	$382,923	$ 41,788	$350,350	$ (4,850)	$770,211
Operating expenses					
Direct labor and telecommunications expenses	202,625	23,407	207,424	—	433,456
Subcontracted and other services expenses	49,236	2,881	7,227	(4,317)	55,027
Operating, selling, and administrative expenses	115,752	11,118	124,637	(533)	250,974
Asset impairment and restructuring expenses	1,495	—	(51)	—	1,444
Total operating expenses	369,108	37,406	339,237	(4,850)	740,901
Operating income	13,815	4,382	11,113	—	29,310
Other income (expense)					
Equity in earnings (losses) of subsidiaries and affiliates	(13,897)	(19,171)	3,441	33,068	3,441
Interest income (expense), net	(10,335)	91	(1,006)	—	(11,250)
Other income (expense), net	3,423	801	(4,860)	—	(636)
Total other income (expense)	(20,809)	(18,279)	(2,425)	33,068	(8,445)
Income (loss) before income taxes, minority interest and change in accounting method	(6,994)	(13,897)	8,688	33,068	20,865
Income tax expense (benefit)	2,789	—	7,648	—	10,437
Minority interest	—	—	1,812	—	1,812
Income (loss) from continuing operations before change in accounting method	(9,783)	(13,897)	(772)	33,068	8,616
Cumulative effect of a change in accounting for goodwill	—	—	(18,399)	—	(18,399)
Net income (loss)	$ (9,783)	$(13,897)	$ (19,171)	$33,068	$ (9,783)
Currency translation adjustment	8,886	1,860	726	(2,586)	8,886
Comprehensive income (loss)	$ (897)	$(12,037)	$ (18,445)	$30,482	$ (897)

Condensed Consolidating Statement of Income (Loss) and Comprehensive Income (Loss)

Year Ended December 31, 2001	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Revenues	$390,322	$ 40,669	$297,481	$ (3,424)	$725,048
Operating expenses					
Direct labor and telecommunications expenses	220,455	22,688	167,923	—	411,066
Subcontracted and other services expenses	29,621	2,193	5,135	—	36,949
Operating, selling, and administrative expenses	127,841	11,839	124,294	(3,424)	260,550
Asset impairment and restructuring expenses	12,922	25	13,238	—	26,185
Total operating expenses	390,839	36,745	310,590	(3,424)	734,750
Operating income (loss)	(517)	3,924	(13,109)	—	(9,702)
Other income (expense)					
Equity in earnings (losses) of subsidiaries and affiliates	(21,445)	(23,949)	(297)	45,394	(297)
Interest income (expense), net	(10,979)	80	(743)	—	(11,642)
Other income (expense), net	56	—	(2,365)	—	(2,309)
Total other income (expense)	(32,368)	(23,869)	(3,405)	45,394	(14,248)
Income (loss) before income taxes and minority interest	(32,885)	(19,945)	(16,514)	45,394	(23,950)
Income tax expense (benefit)	(10,305)	1,500	6,488	—	(2,317)
Minority interest	—	—	947	—	947
Net income (loss)	$ (22,580)	$(21,445)	$ (23,949)	$45,394	$ (22,580)
Currency translation adjustment	(6,760)	(4,800)	(5,678)	10,478	(6,760)
Comprehensive income (loss)	$ (29,340)	$(26,245)	$ (29,627)	$55,872	$ (29,340)

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Income (Loss) and Comprehensive Income (Loss)

Year Ended December 31, 2000	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Revenues	$407,576	$33,459	$324,560	$(1,148)	$764,447
Operating expenses					
Direct labor and telecommunications expenses	206,683	16,564	175,562	—	398,809
Subcontracted and other services expenses	39,855	2,836	8,761	—	51,452
Operating, selling, and administrative expenses	134,104	10,554	128,380	(1,148)	271,890
Asset impairment and restructuring expenses	2,019	—	1,501	—	3,520
Total operating expenses	382,661	29,954	314,204	(1,148)	725,671
Operating income	24,915	3,505	10,356	—	38,776
Other income (expense)					
Equity in earnings (losses) of subsidiaries	4,804	2,343	—	(7,147)	—
Intercompany charges	1,302	429	(1,731)	—	—
Interest expense, net	(10,831)	(130)	(1,106)	—	(12,067)
Other income (expense), net	(1,862)	(17)	1,568	—	(311)
Total other income (expense)	(6,587)	2,625	(1,269)	(7,147)	(12,378)
Income (loss) before income taxes and minority interest	18,328	6,130	9,087	(7,147)	26,398
Income tax expense	5,587	1,326	5,657	—	12,570
Minority interest	—	—	1,087	—	1,087
Net income (loss)	$ 12,741	$ 4,804	$ 2,343	$(7,147)	$ 12,741
Currency translation adjustment	(6,631)	(4,210)	(5,055)	9,265	(6,631)
Comprehensive income (loss)	$ 6,110	$ 594	$ (2,712)	$ 2,118	$ 6,110

Condensed Consolidating Balance Sheet

At December 31, 2002	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
Assets			(in thousands)		
Current assets					
Cash and cash equivalents	$ 16,615	$ 2,855	$ 14,672	$ —	$ 34,142
Trade accounts receivable, net	90,679	21,512	69,062	(52,610)	128,643
Prepaid expenses and other current assets	6,954	138	13,779	—	20,871
Total current assets	114,248	24,505	97,513	(52,610)	183,656
Property and equipment, net	25,768	1,875	59,240	—	86,883
Other assets					
Goodwill, net	19,576	—	30,148	—	49,724
Deferred income taxes	6,100	—	91	—	6,191
Investments in affiliates	—	—	17,461	—	17,461
Other assets	7,205	70	787	—	8,062
Investments in subsidiaries	123,826	100,588	—	(224,414)	—
Total assets	$296,723	$127,038	$205,240	$(277,024)	$351,977
Liabilities and Stockholders' Equity					
Current liabilities					
Current portion of long-term debt	$ 5,404	$ —	$ —	$ —	$ 5,404
Current portion of capital lease obligations	1,065	—	886	—	1,951
Trade accounts payable	11,835	890	68,118	(52,231)	28,612
Accrued expenses and other current liabilities	29,271	2,322	35,936	(458)	67,071
Total current liabilities	47,575	3,212	104,940	(52,689)	103,038
Long-term debt and other liabilities					
Long-term debt, excluding current portion	100,000	—	—	—	100,000
Capital lease obligations, excluding current portion	520	—	6,787	—	7,307
Deferred compensation	1,394	—	—	—	1,394
Deferred income taxes	—	—	296	—	296
Total liabilities	149,489	3,212	112,023	(52,689)	212,035
Minority interests	—	—	780	—	780
Stockholders' equity	147,234	123,826	92,437	(224,335)	139,162
Total liabilities and stockholders' equity	$296,723	$127,038	$205,240	$(277,024)	$351,977

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Balance Sheet

At December 31, 2001	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Assets					
Current assets					
Cash and cash equivalents	$ 6,814	$ 2,202	$ 13,140	$ —	$ 22,156
Trade accounts receivable, net	90,744	18,147	65,270	(44,981)	129,180
Prepaid expenses and other current assets	8,237	13	11,441	—	19,691
Total current assets	105,795	20,362	89,851	(44,981)	171,027
Property and equipment, net	31,729	2,266	57,298	—	91,293
Other assets					
Goodwill, net	19,576	—	53,640	—	73,216
Deferred income taxes	6,099	—	3,299	—	9,398
Investments in affiliates	—	—	2,277	—	2,277
Other assets	7,771	72	412	—	8,255
Investments in subsidiaries	127,978	110,511	—	(238,489)	—
Total assets	$298,948	$133,211	$206,777	$(283,470)	$355,466
Liabilities and Stockholders' Equity					
Current liabilities					
Current portion of capital lease obligations	$ 1,668	$ —	$ 698	$ —	$ 2,366
Trade accounts payable	15,980	3,745	50,324	(44,981)	25,068
Accrued expenses and other current liabilities	30,345	1,488	39,083	—	70,916
Total current liabilities	47,993	5,233	90,105	(44,981)	98,350
Long-term debt and other liabilities					
Long-term debt, excluding current portion	100,000	—	—	—	100,000
Capital lease obligations, excluding current portion	1,412	—	5,628	—	7,040
Deferred compensation	1,755	—	—	—	1,755
Deferred income taxes	—	—	533	—	533
Total liabilities	151,160	5,233	96,266	(44,981)	207,678
Minority interests	—	—	7,748	—	7,748
Stockholders' equity	147,788	127,978	102,763	(238,489)	140,040
Total liabilities and stockholders' equity	$298,948	$133,211	$206,777	$(283,470)	$355,466

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2002	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net cash provided by operating activities	$ 8,795	$10,276	$ 19,057	$ —	$ 38,128
Cash flows from investing activities					
Investments in subsidiaries	(107)	(9,104)	—	9,211	—
Purchases of property and equipment	(7,330)	(626)	(22,471)	—	(30,427)
Proceeds from sales of property and equipment		—	2,488	—	2,488
Increase in other assets	(527)	—	4	—	(523)
Net cash provided by (used in) investing activities	(7,964)	(9,730)	(19,979)	9,211	(28,462)
Cash flows from financing activities					
Borrowings on debt	36,529	—	2,165	—	38,424
Repayments of debt and capital lease obligations	(31,756)	—	(1,964)	—	(33,720)
Net capital contribution from parent	—	107	9,104	(9,211)	—
Net borrowings and payments on intercompany balances	4,383	—	(4,383)	—	—
Purchases of treasury stock, net of reissuances	85	—	—	—	85
Capital contribution from (distribution to) minority interest	—	—	(1,501)	—	(1,501)
Other	—	—	38	—	38
Net cash provided by (used in) financing activities	8,971	107	3,439	(9,211)	3,306
Effect of exchange rates on cash	—	—	(986)	—	(986)
Net increase in cash	9,802	653	1,531	—	11,986
Cash and cash equivalents, beginning of period	6,814	2,202	13,140	—	22,156
Cash and equivalents, end of period	$ 16,616	$ 2,855	$ 14,671	$ —	$ 34,142

Note 13. Supplemental Guarantor Financial Information (continued)

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2001	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net cash provided by operating activities	$ 21,455	$10,253	$ 16,901	$ —	$ 48,609
Cash flows from investing activities					
Investments in subsidiaries	2,251	(7,285)	—	5,034	—
Purchases of property and equipment	(7,330)	(245)	(32,869)	—	(40,444)
Proceeds from sales of property and equipment	15	—	40	—	55
Increase in other assets	(850)	—	(2,534)	—	(3,384)
Net cash provided by (used in) investing activities	(5,914)	(7,530)	(35,363)	5,034	(43,773)
Cash flows from financing activities					
Repayments of notes payable	—	—	(302)	—	(302)
Borrowings on debt	52,500	—	20,872	—	73,372
Repayments of debt and capital lease obligations	(55,143)	—	(22,146)	—	(77,289)
Net capital contribution from parent	—	(2,251)	7,285	(5,034)	—
Net borrowings and payments on intercompany balances	(10,927)	—	10,927	—	—
Common stock issued, net of expenses	121	—	—	—	121
Purchases of treasury stock, net of reissuances	(248)	—	—	—	(248)
Capital contribution from minority interest	—	—	537	—	537
Other	—	—	(64)	—	(64)
Net cash provided by (used in) financing activities	(13,697)	(2,251)	17,109	(5,034)	(3,873)
Effect of exchange rates on cash	—	—	1,296	—	1,296
Net increase (decrease) in cash	1,844	472	(57)	—	2,259
Cash and cash equivalents, beginning of period	4,970	1,730	13,197	—	19,897
Cash and equivalents, end of period	$ 6,814	$ 2,202	$ 13,140	$ —	$ 22,156

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2000	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated
			(in thousands)		
Net cash provided by operating activities	$ 46,334	$ 7,329	$ 11,532	$ —	$ 65,195
Cash flows from investing activities					
Investments in subsidiaries	5,739	(965)	—	(4,774)	—
Purchases of property and equipment	(18,358)	(997)	(13,774)	—	(33,129)
Proceeds from sales of property and equipment	10	—	7,219	—	7,229
Net cash used in investing activities	(12,609)	(1,962)	(6,555)	(4,774)	(25,900)
Cash flows from financing activities					
Repayments of notes payable	—	—	(6,876)	—	(6,876)
Borrowings on debt	35,000	—	—	—	35,000
Repayments of debt and capital lease obligations	(66,687)	—	(8,774)	—	(75,461)
Net capital contribution from parent	—	(5,739)	965	4,774	—
Net borrowings and payments on intercompany balances	(7,245)	—	7,245	—	—
Common stock issued, net of expenses	2,746	—	—	—	2,746
Other	(46)	—	—	—	(46)
Net cash provided by (used in) financing activities	(36,232)	(5,739)	(7,440)	4,774	(44,637)
Effect of exchange rates on cash	—	—	2,934	—	2,934
Net increase (decrease) in cash	(2,507)	(372)	471	—	(2,408)
Cash and cash equivalents, beginning of period	7,477	2,102	12,726	—	22,305
Cash and equivalents, end of period	$ 4,970	$ 1,730	$ 13,197	$ —	$ 19,897

Note 14. Quarterly Financial Data (Unaudited)

Our quarterly financial information has not been audited but, in management's opinion, includes all adjustments necessary for a fair presentation. We experience periodic fluctuations in our results of operations related to both the start-up costs associated with expansion and the implementation of clients' customer relationship management activities. In addition, our business generally tends to be slower in the third quarter due to summer holidays in Europe, and in the first quarter due to the changeover of client marketing strategies that often occurs at the beginning of the year. Accordingly, comparisons among quarters of a year may not represent overall trends and changes in operations.

2002 Quarterly Data

Year Ended December 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Revenues	$193,032	$196,747	$190,670	$189,762
Operating income	7,663	8,863	2,632	10,152
Net income*	2,738	3,511	17	2,350
Income per common share:				
Basic	$ 0.04	$ 0.05	$ 0.00	$ 0.03
Diluted	0.04	0.05	0.00	0.03

* Net income excludes impairment charge of $18.4 million related to change in accounting method of accounting for goodwill.

Third quarter results include $1.4 million of asset impairment and restructuring charges, as discussed in Note 11.

Fourth quarter results include a $2.3 million valuation allowance on Asia Pacific deferred tax assets.

2001 Quarterly Data

Year Ended December 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Revenues	$184,004	$177,787	$173,793	$189,464
Operating income (loss)	4,492	(26,289)	3,736	8,359
Net income (loss)	10,630	(30,241)	(5,889)	2,920
Income (loss) per common share:				
Basic	$ 0.15	$ (0.41)	$ (0.08)	$ 0.04
Diluted	0.14	(0.41)	(0.08)	0.04

First quarter results include a $9.8 million income tax benefit that we recorded as a result of our election to treat certain of our foreign operations as branches of our U.S. company for U.S. income tax purposes.

Second quarter results include the following items:

- $23.8 million, or $22.1 million after tax, of asset impairment and restructuring charges, as discussed in Note 11,
- $1.3 million, or $0.8 million after tax, of losses on disposals of fixed assets, and
- a $3.3 million valuation allowance on U.K. deferred tax assets.

Third quarter results include the following items:

- $2.4 million of asset impairment and restructuring charges, as discussed in Note 11,
- a $0.8 million charge to write off deferred credit acquisition costs in connection with the amendment of our credit facility, as discussed in Note 4, and
- a $3.8 million increase in the allowance for deferred tax assets.

The sum of the quarterly amounts may not equal the totals for the year due to the effects of rounding.

SITEL CORPORATE INFORMATION

Board of Directors and Executive Officers

James F. Lynch, Director
Chairman and Chief Executive Officer, SITEL Corporation

Kelvin C. Berens, Director
Managing Director, Berens & Tate

Rohit M. Desai, Director[1,2,3]
Chairman and President,
Desai Capital Management Inc.

Mathias J. DeVito, Director[1,2,3]
Chairman Emeritus, The Rouse Company

Bill L. Fairfield, Director
Executive Vice President, SITEL Corporation

George J. Kubat, Director[1,2,3]
Chief Executive Officer,
Phillips Manufacturing Co.

Dale W. Saville
Executive Vice President, SITEL Corporation

Dale R. Schuster
Executive Vice President, SITEL Corporation

James E. Stevenson Jr.
Executive Vice President and
Chief Financial Officer, SITEL Corporation

[1]Member of the Audit Committee
[2]Member of the Compensation Committee
[3]Member of the Nominating Committee

Corporate Headquarters
SITEL Corporation
111 S. Calvert Street, Suite 1900
Baltimore, MD 21202
United States
+1 410 246 1505
E-mail: info@sitel.com

Web Site
www.sitel.com

Common Stock Listing
New York Stock Exchange: SWW

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303
800-519-3111

Independent Auditors
KPMG LLP
111 S. Calvert Street
Baltimore, MD 21202-6199

Annual Report on Form 10-K
A copy of the SITEL Corporation Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available free of charge upon written request to the Director, Investor Relations, at SITEL corporate headquarters.

Annual Meeting
The 2003 annual meeting of SITEL shareholders will be held on Friday, May 2, 2003, at 9:30 a.m. Central Daylight Savings Time, at the Omaha Marriott, 10220 Regency Circle, Omaha, Nebraska, USA.

Common Stock Information
The Company's common stock is traded on the New York Stock Exchange under the symbol SWW. The following table sets forth the high and low sale prices of our common stock for the quarters indicated, as reported by the New York Stock Exchange.

	2002		2001	
	High	Low	High	Low
First Quarter	$3.30	$1.48	$3.94	$2.10
Second Quarter	$3.28	$2.45	$2.82	$1.57
Third Quarter	$3.19	$1.25	$2.00	$0.85
Fourth Quarter	$1.99	$1.10	$2.48	$0.72

As of March 6, 2003, we had 74,363,431 shares of common stock outstanding and 609 record holders of our common stock.

The Company has not declared or paid any cash dividends on our common stock since our inception. The Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Furthermore, our Senior Subordinated Notes and our credit facility contain certain restrictions on the payment of cash dividends.

Forward-Looking Statement
This report may contain statements that are not historical facts, but are forward-looking in nature. Actual results may differ materially. Additional information concerning factors that could cause such differences can be found in SITEL's Annual Report on Form 10-K for the year ended December 31, 2002, and in other SITEL reports and documents filed with the Securities and Exchange Commission.

The customer stories in this Annual Report depict actual services performed, but are meant for illustrative purposes only.

SITEL Australia
Sydney, Australia
+61 2 9947 9743

SITEL Belgium
Brussels, Belgium
+32 2 713 95 11

SITEL Brazil
Sao Paolo, Brazil
+55 11 50109400

SITEL Colombia
Bogota, Colombia
+571 524 2000

SITEL France
Paris, France
+33 1 55 75 50 00

SITEL Germany
Krefeld, Germany
+1 49 2151 385 0

SITEL India
Mumbai, India
+91 22 852 7907

SITEL Jamaica
Montego Bay, Jamaica
+1 876 951 7900

SITEL Mexico
Mexico City, Mexico
+52 5133 3300

SITEL Netherlands
Eindhoven, Netherlands
+31 40 291 7000

SITEL New Zealand
Auckland, New Zealand
+64 9 375 5100

SITEL Nordic
Orebro, Sweden
+46 19 16 60 01

SITEL NA Consumer
Omaha, Nebraska, USA
+1 402 963 6810

SITEL NA Energy & Utilities
Toronto, Canada
+416 932 2000

SITEL NA Finance
Omaha, Nebraska, USA
+1 402 963 6810

SITEL NA Insurance
Omaha, Nebraska, USA
+1 402 963 6810

SITEL NA Technology
Augusta, Georgia, USA
+1 706 220 2900

SITEL NA Telco/ISP/Cable
Omaha, Nebraska, USA
+1 402 963 6810

SITEL Panama
Panama City, Panama
+507 235 8888

SITEL Portugal
Lisbon, Portugal
+351 21 358 56 00

SITEL Risk Management—EU
Krefeld, Germany
+49 2151 385 0

SITEL Risk Management—NA
Norcross, Georgia, USA
+1 770 248 9909

SITEL Singapore
Singapore
+65 6 781 4333

SITEL Spain
Madrid, Spain
+34 91 379 74 74

SITEL United Kingdom/Ireland
Watford, United Kingdom
+44 1923 242 500

SITEL®

SITEL Corporation
111 S. Calvert Street, Suite 1900
Baltimore, MD 21202
United States
+1 410 246 1505
www.sitel.com